Exhibit 99.1

Progressive Waste Solutions Ltd.  (formerly IESI-BFC Ltd.)

MD&A for the three and nine months ended September 30, 2011

Disclaimer

This Management Discussion and Analysis (“MD&A”) contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous factors could cause our actual results to differ materially from those expressed or implied in these forward-looking statements.  We cannot assure you that any of our expectations, estimates or projections will be achieved.

Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of this MD&A commencing on page 40.

The list of factors is illustrative and by no means exhaustive.  All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this MD&A are qualified by these cautionary statements.  The forward-looking statements in this MD&A are made as of the date of this MD&A and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry Overview

The North American non-hazardous solid waste management industry remains fragmented, even after undergoing significant consolidation and integration in both Canada and the United States (“U.S.”).  We believe that this consolidation will continue as larger operators seek to achieve greater economies of scale and smaller operators exit the industry due to landfill closures brought about by regulatory changes, stringent environmental regulation and enforcement, and higher compliance and capital costs.

Corporate Overview

As North America’s third largest full-service waste management company, we provide non-hazardous solid waste (“waste”) collection and disposal services to commercial, industrial, municipal and residential customers in 12 U.S. states and the District of Columbia and in six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.

Our U.S. south and northeast segments, collectively our U.S. business, operate under the IESI and WSI brands and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Florida, Texas, Louisiana, Oklahoma, Arkansas, Mississippi, Missouri and Illinois, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland and the District of Columbia.

Our Canadian business operates under the BFI Canada and WSI brand names.  We believe we are one of Canada’s two largest waste management companies providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario, and Quebec.  Our Canadian business also provides disposal services in the province of Saskatchewan.

Progressive Waste Solutions Ltd. — September 30, 2011

On July 2, 2010, we completed our acquisition of Waste Services, Inc. (“WSI”).  WSI’s Canadian operations are included in our Canadian segment, while their Florida operations are included in our U.S. south segment.  WSI’s operating results have been included with our own since the date of acquisition.  We have, however, presented gross revenues by service type, price, volume and acquisition on a comparable basis as if WSI’s operating results were combined with ours in the previously comparable year-to-date period.  In addition, we have elected to exclude corporate allocated selling, general and administration (“SG&A”) costs from our reportable segments’ operating results.  Accordingly, expenses specific to corporate activities have been presented separately.

WSI Acquisition

On November 11, 2009, we executed an Agreement and Plan of Merger (the “Agreement”) with WSI which we closed on July 2, 2010.  We executed the transaction pursuant to our strategy of growth through acquisition which diversified our business across our U.S. and Canadian markets, customer segments and service lines.

Introduction

The following is a discussion of our consolidated financial condition and results of operations for the three and nine months ended September 30, 2011 and has been prepared with all available information up to and including October 25, 2011.  All amounts are reported in U.S. dollars, unless otherwise stated, and have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).  This discussion should be read in conjunction with our condensed consolidated financial statements (“financial statements”), including notes thereto, and MD&A for the three and nine months ended September 30, 2010 and consolidated financial statements for the year ended December 31, 2010, both of which are filed on www.sec.gov and www.sedar.com.

Foreign Currency Exchange (“FX”) Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We have elected to report our financial results in accordance with U.S. GAAP and in U.S. dollars to improve the comparability of our financial information with our peers.  Reporting our financial results in U.S. dollars also reduces foreign currency fluctuations in our reported amounts because our collection of assets and operations are larger in the U.S. than they are in Canada.  However, we remain a legally domiciled Canadian entity and our functional currency is the Canadian dollar (“C$”).  As a result, our financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  Our consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the balance sheet date, while our consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating our financial position, results of operations and cash flows of our U.S. business into Canadian dollars, our functional currency, and re-translating these amounts to U.S. dollars, our reporting currency, has no translation impact on our financial statements.  Accordingly, our U.S. results retain their original values when expressed in our reporting currency.  Translation adjustments are only included in the determination of net income or loss when we realize a reduction in the investment we hold in our foreign operations.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below.  FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar and represent noon rates according to the Bank of Canada.

	2011			2010
	Condensed	Condensed Consolidated		Condensed	Condensed Consolidated
	Consolidated	Statement of Operations and		Consolidated	Statement of Operations and
	Balance Sheet	Comprehensive Income		Balance Sheet	Comprehensive Income
			Cumulative			Cumulative
	Current	Average	Average	Current	Average	Average

December 31				$1.0054		$0.9708
March 31	$1.0290	$1.0142	$1.0142	$0.9846	$0.9607	$0.9607
June 30	$1.0370	$1.0334	$1.0237	$0.9429	$0.9731	$0.9669
September 30	$0.9626	$1.0202	$1.0225	$0.9711	$0.9624	$0.9654

FX Impact on Consolidated Results

The following tables have been prepared to assist readers in assessing the impact of FX on selected results for the three and nine months ended September 30, 2011.

	Three months ended
	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2011	2011	2011	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(organic,	(holding FX
		acquisition and	constant with
		other non-	the
		operating	comparative
	(as reported)	changes)	period)	(FX impact)	(as reported)
Condensed Consolidated Statement of Operations
Revenues	$436,262	$42,764	$479,026	$11,496	$490,522
Operating expenses	259,075	29,047	288,122	6,353	294,475
SG&A	55,701	(5,223)	50,478	959	51,437
Restructuring expenses	3,792	(3,724)	68	5	73
Amortization	62,790	5,112	67,902	1,506	69,408
Net loss (gain) on sale of capital assets	50	(1,117)	(1,067)	(25)	(1,092)
Operating income	54,854	18,669	73,523	2,698	76,221
Interest on long-term debt	17,783	(2,753)	15,030	273	15,303
Net foreign exchange gain	(40)	(10)	(50)	(1)	(51)
Net gain on financial instruments	(1,498)	(15)	(1,513)	(15)	(1,528)
Other expenses	586	(557)	29	3	32
Income before net income tax expense and net loss from equity accounted investee	38,023	22,004	60,027	2,438	62,465
Net income tax expense	14,012	7,460	21,472	614	22,086
Net loss from equity accounted investee	70	(39)	31	1	32
Net income	$23,941	$14,583	$38,524	$1,823	$40,347

Adjusted EBITDA(A)(1)	$126,868	$10,200	$137,068	$3,893	$140,961
Adjusted operating income(A)(1)	$64,028	$6,205	$70,233	$2,412	$72,645
Adjusted net income(A)(1)	$32,529	$1,057	$33,586	$1,519	$35,105
Free cash flow(B) (see page 13)	$63,250	$(2,326)	$60,924	$1,712	$62,636

Note:

(1)           Prior period amounts have been adjusted to conform to the current period’s presentation.

	Nine months ended
	September 30,	September 30,	September 30,	September 30,	September 30,
	2010	2011	2011	2011	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(organic,	(holding FX
		acquisition and	constant with
		other non-	the
		operating	comparative
	(as reported)	changes)	period)	(FX impact)	(as reported)
Condensed Consolidated Statement of Operations
Revenues	$999,886	$351,022	$1,350,908	$31,976	$1,382,884
Operating expenses	584,712	218,528	803,240	17,544	820,784
SG&A	136,679	20,174	156,853	3,569	160,422
Restructuring expenses	3,792	(2,661)	1,131	67	1,198
Amortization	145,403	48,997	194,400	4,294	198,694
Net gain on sale of capital assets	(381)	(2,456)	(2,837)	(34)	(2,871)
Operating income	129,681	68,440	198,121	6,536	204,657
Interest on long-term debt	33,964	13,544	47,508	855	48,363
Net foreign exchange loss (gain)	14	(98)	(84)	1	(83)
Net gain on financial instruments	(3,248)	(619)	(3,867)	(16)	(3,883)
Other expenses	644	137	781	46	827
Income before net income tax expense and net loss from equity accounted investee	98,307	55,476	153,783	5,650	159,433
Net income tax expense	37,705	20,055	57,760	1,563	59,323
Net loss from equity accounted investee	116	(61)	55	3	58
Net income	$60,486	$35,482	$95,968	$4,084	$100,052

Adjusted EBITDA(A)(1)	$292,237	$97,741	$389,978	$10,697	$400,675
Adjusted operating income(A)(1)	$147,215	$51,201	$198,416	$6,436	$204,852
Adjusted net income(A)(1)	$75,190	$17,845	$93,035	$3,973	$97,008
Free cash flow(B) (see page 13)	$149,276	$43,576	$192,852	$5,127	$197,979

Note:

(1)           Prior period amounts have been adjusted to conform to the current period’s presentation.

Review of Operations - For the three and nine months ended September 30, 2011

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

We conduct our business in the U.S. and Canada.  Accordingly, a portion of our operating results are denominated in Canadian dollars.  Please refer to the tables above for details regarding the FX impact on our comparative operating results.

Revenues

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Total	$490,522	$436,262	$54,260	$1,382,884	$999,886	$382,998
Canada	$203,350	$184,765	$18,585	$572,004	$402,557	$169,447
U.S. south	$190,537	$162,342	$28,195	$537,889	$343,548	$194,341
U.S. northeast	$96,635	$89,155	$7,480	$272,991	$253,781	$19,210

Gross revenue by service type

(prepared on a comparable basis)

The following tables compare gross revenues on a comparable basis. Accordingly, gross revenues derived from assets that were divested of in accordance with the Canadian Competition Bureau consent agreement have been excluded from the prior period results. In addition, WSI’s results for the period January 1, 2010 through June 30, 2010 have been included in year-to-date gross revenues presented for the nine months ended September 30, 2010.

	Three months ended September 30, 2011				Three months ended September 30, 2010
		Canada		U.S.		Canada		U.S.
	Canada	percentage		percentage	Canada (2)	percentage		percentage
	stated in	of		of	stated in	of		of
	thousands	gross		gross	thousands	gross		gross
	of C$	revenue	U.S.	revenue	of C$	revenue	U.S. (2)	revenue
Commercial	$76,237	33.4	$84,839	26.0	$71,223	33.1	$75,613	26.0
Industrial	37,898	16.6	49,484	15.1	37,600	17.5	42,178	14.5
Residential	35,291	15.5	65,969	20.2	34,623	16.1	60,456	20.8
Transfer and disposal	62,780	27.5	103,310	31.6	57,596	26.8	96,428	33.1
Recycling commodities and other	16,005	7.0	23,266	7.1	13,952	6.5	16,229	5.6
Gross revenues	$228,211	100.0	$326,868	100.0	$214,994	100.0	$290,904	100.0
Total collection	$165,431	72.5	$223,558	68.4	$157,398	73.2	$194,476	66.9
Transfer and disposal	62,780	27.5	103,310	31.6	57,596	26.8	96,428	33.1
Gross revenues	$228,211	100.0	$326,868	100.0	$214,994	100.0	$290,904	100.0

Note:

(2)           Prior period amounts have been adjusted for divestitures and have been adjusted to conform to the current period’s presentation.

	Nine months ended September 30, 2011				Nine months ended September 30, 2010
		Canada		U.S.		Canada		U.S.
	Canada	percentage		percentage	Canada (2)	percentage		percentage
	stated in	of		of	stated in	of		of
	thousands	gross		gross	thousands	gross		gross
	of C$	revenue	U.S.	revenue	of C$	revenue	U.S. (2)	revenue
Commercial	$223,155	35.1	$248,979	26.9	$208,060	34.8	$221,663	27.1
Industrial	106,688	16.8	139,251	15.0	105,091	17.5	118,302	14.4
Residential	101,106	15.9	188,511	20.4	99,038	16.5	167,789	20.4
Transfer and disposal	164,370	25.8	291,081	31.4	151,629	25.3	264,230	32.2
Recycling commodities and other	40,710	6.4	58,045	6.3	35,471	5.9	48,649	5.9
Gross revenues	$636,029	100.0	$925,867	100.0	$599,289	100.0	$820,633	100.0
Total collection	$471,659	74.2	$634,786	68.6	$447,660	74.7	$556,403	67.8
Transfer and disposal	164,370	25.8	291,081	31.4	151,629	25.3	264,230	32.2
Gross revenues	$636,029	100.0	$925,867	100.0	$599,289	100.0	$820,633	100.0

Note:

(2)           Prior period amounts have been adjusted for divestitures and have been adjusted to conform to the current period’s presentation.

Gross revenue by service type

(prepared on a reportable basis)

The following tables compare gross revenues for the three and nine months ended September 30, 2011 to the comparative periods by service offering.  Unlike reportable revenues, gross revenues include intercompany revenues.  These tables have been prepared on a reportable basis.  Accordingly, gross revenues derived from assets that were divested of are included in the prior period results until the date of divestiture.  In addition, WSI’s results for the period January 1, 2010 through June 30, 2010 are excluded from year-to-date gross revenues presented for the nine months ended September 30, 2010.

	Three months ended September 30, 2011				Three months ended September 30, 2010
		Canada		U.S.		Canada		U.S.
	Canada	percentage		percentage	Canada	percentage		percentage
	stated in	of		of	stated in	of		of
	thousands	gross		gross	thousands of	gross		gross
	of C $	revenue	U.S.	revenue	C $	revenue	U.S.	revenue
Commercial	$76,237	33.4	$84,839	26.0	$76,926	34.9	$75,613	26.0
Industrial	37,898	16.6	49,484	15.1	38,345	17.4	42,178	14.5
Residential	35,291	15.5	65,969	20.2	34,464	15.6	60,456	20.8
Transfer and disposal	62,780	27.5	103,310	31.6	59,497	26.9	96,428	33.1
Recycling commodities and other	16,005	7.0	23,266	7.1	11,574	5.2	16,229	5.6
Gross revenues	$228,211	100.0	$326,868	100.0	$220,806	100.0	$290,904	100.0
Total collection	$165,431	72.5	$223,558	68.4	$161,309	73.1	$194,476	66.9
Transfer and disposal	62,780	27.5	103,310	31.6	59,497	26.9	96,428	33.1
Gross revenues	$228,211	100.0	$326,868	100.0	$220,806	100.0	$290,904	100.0

	Nine months ended September 30, 2011				Nine months ended September 30, 2010
		Canada		U.S.		Canada		U.S.
	Canada	percentage		percentage	Canada	percentage		percentage
	stated in	of		of	stated in	of		of
	thousands	gross		gross	thousands of	gross		gross
	of C $	revenue	U.S.	revenue	C $	revenue	U.S.	revenue
Commercial	$223,155	35.1	$248,979	26.9	$171,078	35.7	$172,948	25.1
Industrial	106,688	16.8	139,251	15.0	81,661	17.0	93,819	13.6
Residential	101,106	15.9	188,511	20.4	70,731	14.7	147,807	21.4
Transfer and disposal	164,370	25.8	291,081	31.4	129,462	27.0	236,344	34.3
Recycling commodities and other	40,710	6.4	58,045	6.3	26,777	5.6	38,255	5.6
Gross revenues	$636,029	100.0	$925,867	100.0	$479,709	100.0	$689,173	100.0
Total collection	$471,659	74.2	$634,786	68.6	$350,247	73.0	$452,829	65.7
Transfer and disposal	164,370	25.8	291,081	31.4	129,462	27.0	236,344	34.3
Gross revenues	$636,029	100.0	$925,867	100.0	$479,709	100.0	$689,173	100.0

Gross revenue growth or decline components — expressed in percentages and excluding FX

(prepared on a comparable basis — 2011 only)

The tables below have been prepared on a “comparable basis” as outlined above.  However, component percentages presented for the 2010 year-to-date period have not been prepared on a comparable basis and accordingly do not include WSI’s results.

	Three months ended		Three months ended
	September 30, 2011		September 30, 2010
			Canada	U.S.
	Canada	U.S.	(3)	(3)

Price
Price	3.5	1.2	3.1	2.2
Fuel surcharges	1.1	1.2	0.5	0.5
Total price growth	4.6	2.4	3.6	2.7

Volume	1.2	0.8	4.2	1.2
Total gross organic revenue growth	5.8	3.2	7.8	3.9

Acquisitions	0.3	9.2	4.0	8.1
Total gross revenue growth	6.1	12.4	11.8	12.0

Note:

(3)           Prior period amounts have been adjusted to conform to the current period’s presentation.

	Nine months ended		Nine months ended
	September 30, 2011		September 30, 2010
			Canada	U.S.
	Canada	U.S.	(3)	(3)

Price
Price	2.9	1.5	3.9	3.1
Fuel surcharges	1.2	1.1	0.7	0.4
Total price growth	4.1	2.6	4.6	3.5

Volume	1.1	0.3	5.4	2.0
Total gross organic revenue growth	5.2	2.9	10.0	5.5

Acquisitions	0.9	10.0	3.8	5.6
Total gross revenue growth	6.1	12.9	13.8	11.1

Note:

(3)           Prior period amounts have been adjusted to conform to the current period’s presentation.

Three months ended

Presented on a comparable basis, gross revenues in Canada increased approximately C$13,200.  Our Canadian segment delivered price growth in every service line and, with the exception of industrial volumes, we also enjoyed organic volume improvements across the board.  Rising diesel fuel prices contributed to the increase in fuel surcharges recorded to revenues.

Gross revenues in the U.S. south increased approximately $31,200 and approximately $23,100 of this growth is attributable to acquisitions.  Higher overall pricing and volumes also contributed to this segment’s quarterly performance.  Our U.S. south segment enjoyed stronger pricing across all but one service line.  Landfill pricing was off slightly, due principally to the mix of waste materials received.  Volume growth was supported in large part by improved volumes in our recycling line, while gross revenues from residential volumes were lower due to a lost contract in this segment.  Higher fuel surcharges also contributed to gross revenue growth quarter over quarter.

Gross revenues in our U.S. northeast segment increased approximately $4,800 and this increase is largely attributable to acquisitions.  An increase in total volumes also contributed to overall gross revenue growth while pricing declines were a headwind in the quarter.  Aside from recycling pricing, which was up comparatively, pricing was either down or flat across the remaining service lines.  Weaker pricing is a function of a sluggish economy and stronger competition for an aggregate customer base that is stagnate.  Volumes across most service lines were relatively flat when compared to prior year marks.  Our recycling line was the only exception and was a strong contributor to total gross revenues derived from volume growth.  Not unlike pricing, volumes have been impacted by this segment’s economic weakness, increasing competition and the closure of a recycling collection facility that only re-opened midway through the quarter.  Fuel surcharge increases contributed to the increase in comparative gross revenue growth, but have not been sufficient to cover the rise in fuel costs.

Nine months ended

On a comparable basis, gross revenues in Canada grew approximately C$36,700 due in large part to the pricing strength we enjoyed across all service lines.  As outlined above, industrial volumes fell short of prior year marks and weather was an impediment to landfill volumes in the first and second quarters of the year.  We are, however, on track to meet our municipal solid waste volume caps at all of our cap restricted sites.  All other service lines delivered comparative volume growth which was attributable to a combination of organic and acquisition growth.  Rising diesel fuel prices contributed to the increase in comparable fuel surcharges we recorded to revenues.

On a comparable basis, U.S. south segment gross revenues increased approximately $90,100.  Acquisitions were a big part of this segment’s gross revenue growth, contributing approximately $68,100 to the increase.  Pricing growth was enjoyed across all service lines in this segment and with the exception of a residential contract loss we also enjoyed comparative volume growth in all service lines.  The increase in diesel fuel prices drove the increase in comparative fuel surcharges recorded to revenues.

Year-to-date gross revenues increased approximately $15,100 in our U.S. northeast segment and approximately $14,500 is attributable to acquisitions.  On a year-to-date basis, pricing, in total, is up across all service lines, excluding industrial, and volumes, in total, are down.  Pricing gains that were realized in the first two quarters of the year outpaced the pull back in pricing we experienced in the third quarter of the year.  Volume improvements realized during the third quarter in our recycling line only served as a partial offset to volume declines across all other service lines year-to-date.  Economic softness in this segment, tighter competition and the closure of a recycling collection facility for the better part of this year, are the primary reasons for this segment’s performance.  Higher fuel surcharges contributed to the gross revenue growth year-to-date, but have not been sufficient to cover the rise in fuel costs.

Please refer to the Outlook section of this MD&A for additional discussion on economic trends affecting revenues, our strategy and our operations.

Operating expenses

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Total	$294,475	$259,075	$35,400	$820,784	$584,712	$236,072

Canada	$112,389	$102,899	$9,490	$313,841	$214,533	$99,308
U.S. south	$117,661	$99,902	$17,759	$326,771	$210,294	$116,477
U.S. northeast	$64,425	$56,274	$8,151	$180,172	$159,885	$20,287

Three and nine months ended

In the current quarter, the comparative increase in operating expenses is due principally to “tuck-in” acquisitions, FX, higher fuel costs and organic growth.  “Tuck-in” acquisitions is the primary reason for higher disposal, labour and vehicle operating costs, which increased comparatively by approximately $9,000, $7,600 and $14,700, respectively.  In the year-to-date period, our acquisition of WSI in July 2010 was the single largest contributor to higher disposal, labour, vehicle operating and insurance costs, which increased approximately $213,000 in aggregate.  As outlined for the three months ended, “tuck-in” acquisitions, FX, higher fuel costs and organic growth also contributed to the increase in year-to-date operating costs. The balance of the year-to-date increase is a function of higher franchise and royalty fees, approximately $9,600, and higher commodity rebates resulting from higher comparative commodity pricing.  Higher commodity rebates were most pronounced in our U.S. northeast and Canadian businesses for both periods and the rising price of fuel also contributed to higher operating expenses for our base business in the current quarter and year-to-date periods.

As a percentage of reportable revenues, operating expenses in Canada were 55.3% for the quarter and 54.9% year-to-date, compared to 55.7% and 53.3% for the same periods a year ago.  The current quarter decline is the direct result of operating efficiencies gained from integrating the assets and operations we acquired from WSI a year ago.  “Tuck-in” acquisitions partially muted the benefit of operating efficiency gains as did higher fuel costs.  Year-to-date, the acquisition of WSI and mix of revenues we acquired from them, together with higher fuel costs and “tuck-in” acquisitions are the primary reasons for the increase in comparative operating costs, partially offset by operating efficiency gains and synergies.  Removing fuel surcharges from reportable revenues for both the current and comparative year-to-date periods, and a like amount from operating expenses, results in a comparative operating margin improvement of 60 and 50 basis points for the three and nine months ended, respectively.

As a percentage of reportable revenues, operating expenses in our U.S. south segment were 61.8% for the quarter and 60.8% year-to-date, compared to 61.5% and 61.2% in the comparative periods, respectively.  The mix of revenues acquired on our acquisition of WSI, coupled with other “tuck-in” acquisitions, and the rising price of fuel are the primary contributors to the change in operating costs relative to revenues.  As outlined above in the Canadian segment discussion, removing the impact of fuel surcharges from reportable revenues, and a like amount from operating expenses, for both the current and comparative year-to-date periods, results in a comparative operating margin improvement of 50 and 60 basis points for the three and nine month periods ended, respectively.

On a comparative basis, the U.S. northeast region experienced an increase in its cost of operations relative to reportable revenues.  The increase in operating costs is due to higher transportation costs to transport waste to our Seneca Meadows landfill and to third party sites, which is due in large part to the rising cost of fuel, coupled with an increase in leachate treatment costs.  The increase in disposal costs is also due to “tuck-in” acquisitions which introduced more collection operations in this segment.  Vehicle operating costs have also increased as a result of both increasing fuel prices and mix of service offering due to “tuck-in” acquisitions.   Removing the impact of fuel surcharges from revenues and operating expenses on a comparative current quarter and year-to-date basis, had a negligible impact on operating margins for both periods.

SG&A

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Total	$51,437	$55,701	$(4,264)	$160,422	$136,679	$23,743

Canada	$15,106	$13,893	$1,213	$46,339	$33,446	$12,893
U.S. south	$19,092	$15,838	$3,254	$53,562	$35,708	$17,854
U.S. northeast	$7,742	$7,650	$92	$23,503	$22,513	$990
Corporate	$9,497	$18,320	$(8,823)	$37,018	$45,012	$(7,994)

Three and nine months ended

Fair value movements in stock options contributed approximately $5,600 to the comparative decline in current quarter SG&A expense and approximately $4,100 year-to-date.  FX, approximately $1,000, partially offset stock option recoveries in the quarter.  Higher salaries and facility costs, due in part to “tuck-in” acquisitions and organic growth, coupled with higher professional fees, approximately $1,400, were partially offset by lower bad debt expense.  On a year-to-date basis, higher SG&A expense is due to the acquisition of WSI, “tuck-in” acquisitions, FX and organic growth.  Salaries, facility cost increases and higher professional fees combined to increase SG&A expense approximately $29,800 on a year-to-date basis.

As a percentage of reportable revenues, SG&A expense, expressed on an adjusted basis, which excludes transaction and related costs, fair value movements in stock options and restricted share expense, is 11.2% and 11.7% for the quarter and year-to-date periods, respectively, compared to 11.5% and 12.3% in the same periods last year.  These changes represent a 30 and 60 basis improvement over the respective periods in the prior year.  The primary reason for the comparative improvement is the result of rationalizing personnel and operating locations since our acquisition of WSI.

Corporate SG&A includes certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative costs.  Corporate SG&A also includes transaction and related costs, fair value changes to stock options and restricted share expense.  On a comparative basis, transaction and related costs declined approximately $1,100 quarter over quarter and approximately $4,400 year-to-date.  In the prior periods, acquisition and related costs were incurred, principally, in anticipation of closing the WSI acquisition.  Since we did not complete an acquisition of this size in either the third quarter or year-to-date periods ended September 30, 2011, acquisition and related costs declined accordingly.  Fair value movements in stock options also contributed to the comparative decline in corporate SG&A expense.  In the current period, we recognized approximately $8,400 less expense, while expenses on a year-to-date basis were down approximately $10,300.  The balance of the change in corporate SG&A expense for the quarter is due largely to higher professional fees partially offset by a decline in salaries.  For the year-to-date period, corporate salaries, facility and office costs and professional fees were higher due in large part to our acquisition of WSI.

Restructuring expenses

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Total	$73	$3,792	$(3,719)	$1,198	$3,792	$(2,594)

Canada	$—	$—	$—	$—	$—	$—
U.S. south	$—	$—	$—	$—	$—	$—
U.S. northeast	$—	$—	$—	$—	$—	$—
Corporate	$73	$3,792	$(3,719)	$1,198	$3,792	$(2,594)

Three and nine months ended

Restructuring expenses represent costs incurred to integrate WSI into our pre-existing business.  In 2011, restructuring expenses are comprised of costs to integrate various operating locations, exiting certain office leases and include employee severance costs.  Restructuring expenses have been classified as corporate expenses and we don’t expect to incur significant restructuring costs in the fourth quarter of the year.

Amortization

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Total	$69,408	$62,790	$6,618	$198,694	$145,403	$53,291

Canada	$26,075	$23,550	$2,525	$75,371	$53,659	$21,712
U.S. south	$27,115	$21,936	$5,179	$75,093	$45,736	$29,357
U.S. northeast	$15,302	$15,154	$148	$45,708	$43,094	$2,614
Corporate	$916	$2,150	$(1,234)	$2,522	$2,914	$(392)

Three and nine months ended

The increase in amortization expense is due in part to FX, approximately $1,500 for the quarter, and approximately $4,300 year-to-date.  For the quarter, intangible, capital and landfill amortization are all higher on a comparative basis.  The increases are due in part to “tuck-in” acquisitions and in the case of intangibles due to adjustments to intangible asset values recognized on the WSI transaction.  Additionally, organic growth contributed to the increase in capital asset amortization while higher overall comparative landfill volumes and higher amortization rates support the increase in landfill asset amortization.  Year-to-date increases also include higher amortization resulting from our acquisition of WSI.

Net (gain) loss on sale of capital assets

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Total	$(1,092)	$50	$(1,142)	$(2,871)	$(381)	$(2,490)

Canada	$(454)	$6	$(460)	$(607)	$(364)	$(243)
U.S.	$(638)	$44	$(682)	$(2,264)	$(17)	$(2,247)
Corporate	$—	$—	$—	$—	$—	$—

Three and nine months ended

In the current quarter and year-to-date periods, we disposed of certain redundant capital in Canada and the U.S. south which is the primary reason gains are comparatively larger.  We retire and dispose of certain assets a matter of normal course and these normal course disposals were not significant individually or in aggregate for either period ended September 30.

Interest on long-term debt

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Total	$15,303	$17,783	$(2,480)	$48,363	$33,964	$14,399

Three and nine months ended

Interest expense in Canada totaled approximately $4,800 for the quarter and approximately $15,300 year-to-date compared to approximately $5,100 and $9,700 in the same periods a year ago.  FX contributed approximately $300 more expense in the quarter and approximately $900 year-to-date.

Our U.S. business incurred interest charges of approximately $10,500 in the quarter and approximately $33,100 year-to-date compared to approximately $12,700 and $24,200 in the same periods last year.

In the quarter, we completed pricing amendments to our Sixth Amended and Restated Credit Facility Agreement (the “Canadian facility”) and our Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”).  These pricing amendments are the primary reason for the comparative decline in quarterly interest expense.  Additionally, lower overall borrowing rates also contributed to the comparative quarterly decline.

The significant year-to-date increase is due principally to long-term debt drawings we made on our assumption or repayment of WSI’s outstanding debt on the closing of the acquisition in July 2010.  On a year-to-date basis, these borrowings account for approximately $8,000 of the comparative increase.  In addition, we attribute approximately $4,400 of the year-to-date increase to market rate adjustments resulting from us entering into amended Canadian and U.S. facilities on the closing of the WSI acquisition.  Higher debt levels from completed “tuck-in” acquisitions also contributed to higher interest expense.  Pricing declines outlined for the three months ended, partially offset these increases.

Please refer to the Liquidity and Capital Resources section of this MD&A for additional details relating to amendments of our Canadian and U.S. facilities.

Net foreign exchange (gain) loss

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Total	$(51)	$(40)	$(11)	$(83)	$14	$(97)

Three and nine months ended

Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than our Canadian and U.S. businesses functional currency.  Gains and losses are not attributable to one significant transaction or series of transactions.

Net gain on financial instruments

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Total	$(1,528)	$(1,498)	$(30)	$(3,883)	$(3,248)	$(635)

Three and nine months ended

Gains on financial instruments are due mainly to fair value changes in certain interest rate swaps resulting from period-to-period movements in interest rates.  Changes in the fair value of funded landfill post-closure costs, fuel hedges and foreign currency exchange hedges account for the balance of the change.  We have not designated certain interest rate swaps, fuel hedges and foreign currency exchange hedges as hedges for accounting purposes.  Accordingly, fair value movements in these arrangements are recorded as gains or losses on financial instruments in our condensed consolidated statement of operations and comprehensive income.

Other expenses

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Total	$32	$586	$(554)	$827	$644	$183

Three and nine months ended

Other expenses include bonuses incurred to retain certain former WSI executives.  Other expenses also include management bonuses related to certain acquisitions completed in prior years.  For the nine months ended September 30, 2011 other expenses also include the full expense of amounts previously expected to be recognized over the contractual term of service for a former executive.

Net income tax expense

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Total	$22,086	$14,012	$8,074	$59,323	$37,705	$21,618

Three and nine months ended

For the quarter, net income tax expense in Canada increased as a result of “tuck-in” acquisitions and organic growth.  Year-to-date, our acquisition of WSI was the largest single contributor to the increase in net income tax expense in Canada.  For the quarter and year-to-date periods ended September 30, 2011, net income tax expense in Canada was approximately $10,900 and $28,000, respectively, representing comparative increases of approximately $2,700 and $8,400 compared to the same year ago periods.  FX contributed approximately $600 to the increase in the current quarter and $1,600 year-to-date.  Current income tax expense in Canada increased by approximately $1,700 for the quarter and approximately $9,800 year-to-date.  The increase in current income tax expense in the quarter is due to “tuck-in” acquisitions and organic growth and on a year-to-date basis the acquisition of WSI.  Deferred income tax recoveries were lower by approximately $1,000 for the quarter while year-to-date recoveries exceeded comparative period recoveries by approximately $1,400.

The increase in net income tax expense in our U.S. business is due to higher deferred income tax expense, which increased approximately $5,000 for the quarter and approximately $12,500 year-to-date.  Current taxes in the U.S. were up slightly, approximately $400 and $700 for the three and nine months ended, respectively.  Income subject to tax was higher in the quarter on account of “tuck-in” acquisitions and organic growth and contributions from the acquisition of WSI was a significant contributor to the rise in year-to-date income subject to tax.  Our increasing use of loss carryforwards is the primary reason for the comparative increase in deferred income tax expense.

Income tax expense at the combined basic rate totaled approximately $20,900 and $55,200 for the three and nine month periods ended, respectively.  Withholding taxes on dividends paid between Canada and the U.S., state taxes and tax on non-deductible expenses, approximately $300, $200 and $600, respectively for the quarter and approximately $1,700, $1,900 and $800, respectively, year-to-date, are the primary contributors to income tax expense above tax at the combined basic rate.

Please refer to the Outlook section of this MD&A for additional discussion about our income taxes.

Net loss from equity accounted investee

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Total	$32	$70	$(38)	$58	$116	$(58)

Three and nine months ended

Net loss from equity accounted investee represents our pro rata share of the investee’s post-acquisition earnings, computed using the consolidation method.

Other Performance Measures - For the three and nine months ended September 30, 2011

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow (B)

Purpose and objective

The purpose of presenting this non-GAAP measure is to provide similar disclosures presented by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow (B) - cash flow approach

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Cash generated from operating activities (statement of cash flows)	$133,203	$47,958	$85,245	$280,489	$173,194	$107,295

Operating and investing
Stock option (recovery) expense	(5,643)	2,730	(8,373)	(4,123)	6,170	(10,293)
Acquisition and related costs	966	2,084	(1,118)	1,739	6,174	(4,435)
Restructuring expenses	73	3,792	(3,719)	1,198	3,792	(2,594)
Other expenses	32	586	(554)	827	644	183
Changes in non-cash working capital items	(14,842)	42,015	(56,857)	38,850	43,767	(4,917)
Capital and landfill asset purchases	(46,876)	(36,007)	(10,869)	(116,692)	(84,611)	(32,081)

Financing
Interest on long-term debt - high yield defeasance interest	—	1,663	(1,663)	—	1,663	(1,663)
Financing and landfill development costs (net of non-cash portion)	—	(290)	290	—	(290)	290
Purchase of restricted shares	(4,226)	(1,241)	(2,985)	(4,226)	(1,241)	(2,985)
Net realized foreign exchange gain	(51)	(40)	(11)	(83)	14	(97)
Free cash flow(B)	$62,636	$63,250	$(614)	$197,979	$149,276	$48,703

Free cash flow (B) — adjusted EBITDA(A) approach

We typically calculate free cash flow(B) using an operations approach which is similar to the calculation required by our Canadian and U.S. facilities.

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Adjusted EBITDA(A)	$140,961	$126,868	$14,093	$400,675	$292,237	$108,438

Purchase of restricted shares	(4,226)	(1,241)	(2,985)	(4,226)	(1,241)	(2,985)
Capital and landfill asset purchases	(46,876)	(36,007)	(10,869)	(116,692)	(84,611)	(32,081)
Landfill closure and post-closure expenditures	(1,102)	(1,609)	507	(3,162)	(3,161)	(1)
Landfill closure and post-closure cost accretion expense	1,271	1,030	241	3,816	2,792	1,024
Interest on long-term debt	(15,303)	(17,783)	2,480	(48,363)	(33,964)	(14,399)
Interest on long-term debt - high yield defeasance interest	—	1,663	(1,663)	—	1,663	(1,663)
Non-cash interest expense	1,640	1,985	(345)	4,355	3,410	945
Current income tax expense	(13,729)	(11,656)	(2,073)	(38,424)	(27,849)	(10,575)
Free cash flow(B)	$62,636	$63,250	$(614)	$197,979	$149,276	$48,703

Three and nine months ended

Excluding FX, approximately $1,700, free cash flow(B) decreased slightly in the current quarter.  Adjusted EBITDA(A) improvements in the quarter were due to a combination of organic growth and other “tuck-in” acquisitions.  The improvement in adjusted EBIDTA(A) was partially offset by higher capital and landfill asset purchases, higher restricted share purchases and higher current income tax expense.  Higher capital and landfill asset purchases is largely due to timing as current year first and second quarter spending trailed prior year spending on a proportional basis.  Higher restricted share purchases were due to current period awards to retain and incent certain management.  Higher current income tax is due to higher income subject to tax resulting from organic and “tuck-in” acquisition growth.

For the year-to-date period, free cash flow(B) increased comparatively.  The acquisition of WSI contributed to our free cash flow(B) and adjusted EBITDA(A) growth year-to-date.  In addition, we also realized improvements to free cash flow(B) and adjusted EBITDA(A) from organic growth and “tuck-in” acquisitions.  Capital and landfill asset purchases were also higher on a comparative basis for the same reasons as adjusted EBITDA(A) growth.  While total capital and landfill asset purchases were lower in the year-to-date period ended June, proportionally they are now on pace with the prior year for the year-to-date period ended September.  Higher debt levels resulting from our acquisition of WSI and “tuck-in” acquisitions is the primary reason for the increase in interest on long-term debt.  Cash taxes also increased comparatively which is most pronounced in our Canadian business.  The acquisition of WSI, “tuck-in” acquisitions, organic growth, net of divestitures, is the root cause of the rise in cash taxes in Canada.

Please refer to the Review of Operations — For the three and nine months ended September 30, 2011 section of this MD&A for additional details of the period over period improvements to adjusted EBITDA(A), interest on long-term debt and current income tax expense.  Details of the change in capital and landfill asset purchases are outlined in the section below.

Capital and landfill purchases

Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change

Replacement	$37,006	$25,317	$11,689	$88,067	$57,159	$30,908
Growth	9,870	10,690	(820)	28,625	27,452	1,173
Total	$46,876	$36,007	$10,869	$116,692	$84,611	$32,081

Capital and landfill purchases - replacement

Capital and landfill purchases characterized as “replacement” expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow(B).  Replacement expenditures include the replacement of existing capital assets and all construction spending at our landfills.

Three and nine months ended

In total, replacement expenditures increased comparatively in both the current quarter and year-to-date periods.  Replacement expenditures in Canada increased approximately $6,600 in the quarter and approximately $4,200 of the increase pertains to landfill cell construction.  The balance of the increase is largely due to the timing of spend for landfill equipment and vehicle purchases.  Third quarter spending in the U.S. was also up in the quarter, approximately $5,100.  Similar to Canada, the timing of cell construction and capital spending contributed to the increase in U.S. spending as well.  Additionally, acquisitions completed in the U.S. have also contributed to the increase in replacement spending.

For the year, the acquisition of WSI was the largest single contributor to the comparative increase in replacement expenditures.  As noted for the three months ended, additional cell construction and a larger business base due to recently completed acquisitions, has also contributed to the increase in comparative spending.

Capital and landfill purchases - growth

Capital and landfill purchases characterized as “growth” expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow(B).  Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

Three and nine months ended

Growth expenditures were slightly off prior year levels for the quarter and only slightly above them year-to-date.  For the quarter, growth expenditures were down in the U.S., approximately $1,600, while growth expenditures in Canada were up marginally, approximately $800.  The decline in growth expenditures is due in part to weakness in the U.S. northeast while the increase in comparative growth expenditures in Canada is due principally to organic business growth.

On a year-to-date basis, growth expenditures are only up marginally, approximately $1,200.  The U.S. increase is approximately $2,300 on the year, while Canadian growth expenditures have declined.  Facility investment, approximately $1,000, coupled with spending for a municipal contract win, approximately $1,100, were the primary contributors to the increase in U.S. growth expenditures.  Our Canadian business experienced a decline as a result of fewer comparative contract wins.

Readers are reminded that revenue, adjusted EBITDA(A), and cash flow contributions realized from growth expenditures will materialize over future periods.

Dividends

(all amounts are in Canadian dollars)

2011

Our actual and expected dividend record and payment dates, and payment amounts per share, are as follows:

Actual and expected quarterly dividend

		Dividend amounts per
		share -
Actual or expected record date	Actual or expected payment date	stated in C$
March 31, 2011	April 15, 2011	$0.125
June 30, 2011	July 15, 2011	0.125
September 30, 2011	October 14, 2011	0.125
December 31, 2011	January 16, 2012	0.125
Total		$0.500

2010

Our dividend record and payment dates, and payment amounts per share, were as follows:

Actual quarterly dividend

		Dividend amounts per
		share and PPS
		equivalent - stated in
Expected record date	Actual payment date	C$ (4)
March 31, 2010	April 15, 2010	$0.125
June 30, 2010	July 15, 2010	0.125
September 30, 2010	October 15, 2010	0.125
December 31, 2010	January 14, 2011	0.125
Total		$0.500

Note:

(4)          Participating preferred shares (“PPSs”) issued by IESI Corporation (“IESI”) were exchangeable into common shares of Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.) (the “Company”) on a one for one hundred basis.  In this MD&A, reference to “PPS equivalent” refers to the number of shares issuable by the Company upon a PPS exchange.  Dividends per PPS equivalent are expressed on the same basis.  Effective December 31, 2010, all PPSs were exchanged into common shares of the Company.

We expect to fund all of our remaining 2011 dividend payments from free cash flow(B) generated by our Canadian business.  Funding all of the dividends from Canadian cash flows eliminates our foreign currency exchange exposure since the dividends are denominated in Canadian dollars.  We have also designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Summary of Quarterly Results

(all amounts are in thousands of U.S. dollars, except per share amounts)

2011	Q3	Q2	Q1

Revenues
Canada	$203,350	$196,734	$171,920
U.S. south	190,537	179,177	168,175
U.S. northeast	96,635	93,601	82,755
Total revenues	$490,522	$469,512	$422,850
Net income	$40,347	$36,607	$23,098
Net income per weighted average share, basic	$0.33	$0.30	$0.19
Net income per weighted average share, diluted	$0.33	$0.30	$0.19
Adjusted net income(A)	$35,105	$33,674	$28,229
Adjusted net income(A) per weighted average share, basic	$0.29	$0.28	$0.23
Adjusted net income(A) per weighted average share, diluted	$0.29	$0.28	$0.23

2010	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$181,584	$184,765	$117,697	$100,095	$584,141
U.S. south	158,760	162,342	93,406	87,800	502,308
U.S. northeast	89,535	89,155	88,479	76,147	343,316
Total revenues	$429,879	$436,262	$299,582	$264,042	$1,429,765
Net income	$21,683	$23,941	$19,835	$16,710	$82,169
Net income per weighted average share, basic	$0.18	$0.20	$0.21	$0.18	$0.77
Net income per weighted average share, diluted	$0.18	$0.20	$0.21	$0.18	$0.76
Adjusted net income(A)	$27,245	$32,529	$23,672	$18,989	$102,435
Adjusted net income(A) per weighted average share, basic	$0.23	$0.27	$0.25	$0.20	$0.96
Adjusted net income(A) per weighted average share, diluted	$0.22	$0.27	$0.25	$0.20	$0.95

2009	Q4	Q3	Q2	Q1	Total

Revenues
Canada	$96,473	$94,644	$87,188	$70,983	$349,288
U.S. south	86,882	89,359	83,899	80,047	340,187
U.S. northeast	79,107	84,408	82,613	72,863	318,991
Total revenues	$262,462	$268,411	$253,700	$223,893	$1,008,466
Net income	$9,875	$19,109	$15,105	$9,639	$53,728
Net income per weighted average share, basic	$0.11	$0.20	$0.19	$0.14	$0.64
Net income per weighted average share, diluted	$0.11	$0.20	$0.18	$0.14	$0.63
Adjusted net income(A)	$15,443	$20,238	$15,010	$10,385	$61,076
Adjusted net income(A) per weighted average share, basic	$0.17	$0.22	$0.19	$0.15	$0.72
Adjusted net income(A) per weighted average share, diluted	$0.17	$0.22	$0.18	$0.15	$0.72

Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.

Revenues

Canadian segment revenues expressed in thousands of C$

					Year-to-date
	Q4	Q3	Q2	Q1	period total	Total

2011		$199,290	$190,596	$169,513	$559,399	$559,399
2010	$184,734	$193,216	$121,066	$104,191	$418,473	$603,207
2009	$102,942	$104,996	$102,390	$88,396	$295,782	$398,724

2011 less 2010 revenues		$6,074	$69,530	$65,322	$140,926	$140,926
2010 less 2009 revenues	$81,792	$88,220	$18,676	$15,795	$122,691	$204,483

Our acquisition of WSI is the primary contributor to first and second quarter revenue growth in 2011 and third and fourth quarter revenue growth in 2010.  The balance of the change is due to organic growth and “tuck-in” acquisitions.  Excluding WSI’s contribution to first and second quarter 2011 and third and fourth quarter 2010 revenues, comparative improvements are principally attributable to stronger overall pricing, volume improvements and contributions from “tuck-in” acquisitions.  We have also enjoyed stronger comparative commodity pricing.  Revenues for the first quarter of 2011 were softer than anticipated due to inclement weather which affected landfill volumes and were lower than expected in the second quarter of 2011 due, once again, to weather and a delay in the expected seasonal uptick.  In the third quarter of 2011, revenues outpaced the mark set in the third quarter of 2010 on the back of stronger pricing.  It should be noted, however, that 2010 revenues include revenues from assets and operations divested of in accordance with the Canadian Competition Bureau consent agreement.  The rising price of diesel fuel has also contributed to the increase in Canadian segment revenues for the first, second and third quarters of 2011 on a comparative basis.

While we have made comparative improvements in every quarter, we caution readers that the economic climate continues to be fragile and in some instances unstable, and this instability can impact certain services we offer and the revenues we generate from them.  Economic disruptions can have a significant impact on our ability to realize revenue growth in future periods and these disruptions are applicable to all of our segments.

U.S. south segment

					Year-to-date
	Q4	Q3	Q2	Q1	period total	Total

2011		$190,537	$179,177	$168,175	$537,889	$537,889
2010	$158,760	$162,342	$93,406	$87,800	$343,548	$502,308
2009	$86,882	$89,359	$83,899	$80,047	$253,305	$340,187

2011 less 2010 revenues		$28,195	$85,771	$80,375	$194,341	$194,341
2010 less 2009 revenues	$71,878	$72,983	$9,507	$7,753	$90,243	$162,121

The acquisition of WSI was the primary contributor to the increase in comparative first and second quarter revenue growth in 2011 and third and fourth quarter revenue growth in 2010.  “Tuck-in” acquisitions also contributed to the increase, which included, most notably, Fred Weber Inc., Crown Excel Disposal LLC and Weber Gas Energy, LLC (collectively “Fred Weber”).  On balance, U.S. south segment revenues have generally delivered a stronger performance in each comparable quarter.  In each 2010 and 2011 quarter, comparative revenue gains are attributable to stronger overall net pricing, net volume gains, and contributions from other less notable “tuck-in” acquisitions.  Rising fuel prices have also contributed to this segment’s revenue growth.  Our U.S. south segment is not exposed to commodity prices like our Canadian and U.S. northeast segments.

U.S. northeast segment

					Year-to-date
	Q4	Q3	Q2	Q1	period total	Total

2011		$96,635	$93,601	$82,755	$272,991	$272,991
2010	$89,535	$89,155	$88,479	$76,147	$253,781	$343,316
2009	$79,107	$84,408	$82,613	$72,863	$239,884	$318,991

2011 less 2010 revenues		$7,480	$5,122	$6,608	$19,210	$19,210
2010 less 2009 revenues	$10,428	$4,747	$5,866	$3,284	$13,897	$24,325

Our U.S. northeast segment has delivered comparative quarterly increases through 2010 and 2011.  Commodity pricing has played a role in this segment’s comparative 2010 quarterly performance, and pricing gains, particularly from our commercial and industrial revenue streams, also contributed to the comparative growth.  In 2011, commodity pricing has demonstrated continued resilience and we have also enjoyed revenue growth as a result of acquisitions.  Overall, our first and second quarters of 2011 benefited from higher overall net pricing, however volumes was a headwind to this segment’s growth in these periods.  The loss of certain residential contracts, increasing competitive pressures and economic weakness in this segment, are the primary contributors to the decline in comparative 2011 volumes in each of the first and second quarters.  In the third quarter of 2011, acquisitions bolstered revenues on a comparative basis, and, in total, volumes rebounded to support revenue growth.  However, pricing became a challenge in the third quarter.  We attribute weaker third quarter pricing to a sluggish economy and stronger competition for an aggregate customer base that is stagnate.

Net income

					Year-to-date
	Q4	Q3	Q2	Q1	period total	Total

2011		$40,347	$36,607	$23,098	$100,052	$100,052
2010	$21,683	$23,941	$19,835	$16,710	$60,486	$82,169
2009	$9,875	$19,109	$15,105	$9,639	$43,853	$53,728

2011 less 2010 net income		$16,406	$16,772	$6,388	$39,566	$39,566
2010 less 2009 net income	$11,808	$4,832	$4,730	$7,071	$16,633	$28,441

Net income generally follows the rise and fall in revenues resulting from the seasonal nature of our business.  Net income is also impacted by changes in transaction and related costs, fair value movements in stock options, restructuring expenses, interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments and other non-operating expenses which are not tied to the seasonal nature of our business and which fluctuate with other non-operating variables.

Net income for the first, second and third quarters of 2011, and for each quarter in 2010, was higher than net income in each comparable period.  Higher comparative operating income was the primary contributor to higher net income, which was driven principally by the acquisition of WSI, “tuck-in” acquisitions and organic growth, and was partially offset by higher restructuring and other expenses.  Our assumption or repayment of WSI’s outstanding debt on closing is the primary contributor to higher first and second quarter 2011 and higher third and fourth quarter 2010 interest expense, which partially offset our stronger revenue and operating income performance in these periods.  Amendments to pricing on our Canadian and U.S. facilities was a contributing factor to the increase in third quarter 2011 net income relative to 2010.  Lower debt levels and interest rates contributed to the stronger comparative net income performances in the first and second quarters of 2010.  Higher comparative income tax expense, resulting from stronger comparative operating results and the third quarter 2010 acquisition of WSI, was a partial offset to the stronger net income performance in each comparable period in 2010 and 2011.

The variability of net income quarter-to-quarter is due in large part to the fluctuation of non-operating variables which are largely outside of our control, and in certain circumstances are the result of the accounting treatment we have elected to take.  Additionally, non-recurring items, including transaction and related costs, and restructuring and other expenses, have also impacted net income performance quarter-to-quarter.

Net income per weighted average share, basic and diluted

Net income per weighted average share in the first, second and third quarters of 2011, and for each quarter in 2010, was higher or equal to the comparable quarter.  The principal reasons for this performance is due to organic growth, the impact of FX, our third quarter acquisition of WSI and its related impact on the last two quarters of 2010 and first two quarters of 2011, and “tuck-in” acquisitions.

Financial Condition

(all amounts are in thousands of shares and U.S. dollars, excluding per share or option amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada -	U.S. -		Canada -	U.S. -
	September 30,	September 30,	Consolidated -	December 31,	December 31,	Consolidated -
	2011	2011	September 30,	2010	2010	December 31,
	(5)	(5)	2011	(5)	(5)	2010

Accounts receivable	$115,196	$108,336	$223,532	$116,790	$90,308	$207,098
Intangibles	$100,232	$173,208	$273,440	$115,661	$156,421	$272,082
Goodwill	$364,741	$755,332	$1,120,073	$378,884	$702,984	$1,081,868
Landfill development assets	$6,882	$7,137	$14,019	$5,086	$7,088	$12,174
Capital assets	$294,222	$469,530	$763,752	$310,356	$447,931	$758,287
Landfill assets	$220,377	$733,509	$953,886	$236,855	$738,836	$975,691
Working capital deficit-(current assets less current liabilities)	$13,306	$(30,001)	$(16,695)	$(9,522)	$(42,615)	$(52,137)

Note:

(5)          Includes certain corporate assets and liabilities, when applicable

Accounts receivable

Change - Consolidated - September 30, 2011 versus December 31, 2010	$16,434
Change - Canada - September 30, 2011 versus December 31, 2010	$(1,594)
Change - U.S. - September 30, 2011 versus December 31, 2010	$18,028

The increase in accounts receivable is principally attributable to our U.S. segment and is due in large part to seasonality.  “Tuck-in” acquisitions also contributed to the comparative increase, approximately $5,700.  Accounts receivable in Canada fell on a comparative basis.  FX accounts for approximately $5,100 of the decline, partially offset by seasonality.  In addition, at the end of the second quarter Canadian segment accounts receivable ballooned up approximately $21,800 due to the postal strike.  Stepped up collection efforts were employed to collect owed monies during and shortly after the postal strike.  The stepped-up collection efforts also supported the decline in accounts receivable.

Intangibles

Change - Consolidated - September 30, 2011 versus December 31, 2010	$1,358
Change - Canada - September 30, 2011 versus December 31, 2010	$(15,429)
Change - U.S. - September 30, 2011 versus December 31, 2010	$16,787

In total, the increase in intangibles is due to acquisitions completed in 2011 which resulted in additions to intangibles totaling approximately $42,600.  Amortization, approximately $37,000, partially offset the increase resulting from acquired intangibles.  The balance of the change is due principally to FX which has decreased intangible values by approximately $4,300.

Goodwill

Change - Consolidated - September 30, 2011 versus December 31, 2010	$38,205
Change - Canada - September 30, 2011 versus December 31, 2010	$(14,143)
Change - U.S. - September 30, 2011 versus December 31, 2010	$52,348

The increase goodwill is due to “tuck-in” acquisitions completed in the nine months ending September 2011, partially offset by FX of approximately $16,300.

Landfill development assets

Change - Consolidated - September 30, 2011 versus December 31, 2010	$1,845
Change - Canada - September 30, 2011 versus December 31, 2010	$1,796
Change - U.S. - September 30, 2011 versus December 31, 2010	$49

Ongoing landfill development initiatives in Canada, net of FX movements and the reclassification of amounts to landfill assets from landfill development assets is the primary reason for the increase.  Landfill development assets in Canada are primarily comprised of amounts incurred to develop a replacement site for our Calgary landfill.  In April 2011, on appeal, the City of Calgary Sub Division Development Appeals Board granted an operating permit extension for our Calgary landfill to June 30, 2013.  Accordingly, certain construction and permitting costs incurred specifically for this site, totaling approximately $2,200, were reclassified from landfill development assets to landfill assets.

Capital assets

Change - Consolidated - September 30, 2011 versus December 31, 2010	$5,465
Change - Canada - September 30, 2011 versus December 31, 2010	$(16,134)
Change - U.S. - September 30, 2011 versus December 31, 2010	$21,599

The Canadian segment decrease is a function of amortization, approximately $39,400, coupled with the movement in FX rates, approximately $13,100, outpacing additions, acquired capital and working capital changes, approximately $32,900, $1,000 and $3,000, respectively.

The increase in U.S. segment capital assets is due to additions and assets acquired by way of acquisition, net of adjustments to prior period acquisitions, approximately $44,100 and $38,500, respectively, which outpaced amortization totaling approximately $58,400.

Capital asset purchases in both segments were made principally in support of organic growth and for landfill equipment, with the balance attributable to the maintenance of our current compliment of assets and infrastructure spending.  Disposals represent the balance of the change.

Landfill assets

Change - Consolidated - September 30, 2011 versus December 31, 2010	$(21,805)
Change - Canada - September 30, 2011 versus December 31, 2010	$(16,478)
Change - U.S. - September 30, 2011 versus December 31, 2010	$(5,327)

Landfill assets declined period to period.  Amortization, including amortization of capitalized landfill asset retirement obligations (“ARO”), approximately $64,000, and FX, approximately $9,700, was higher than additions, including ARO additions, approximately $48,800.  The reclassification of landfill development assets to landfill assets and other non-cash changes represents the balance of the change.

Additions in Canada totaled approximately $11,500, excluding ARO additions of approximately $5,000.  Canadian segment additions represent cell or site development principally at our Lachenaie, Ridge, Coronation and Winnipeg landfills.  Amortization and FX totaled $35,200 in aggregate and more than outpaced landfill asset additions.

In the U.S., additions were principally attributable to cell development at our Seneca Meadows landfill, approximately $28,200, which excludes ARO additions of approximately $4,100.  Amortization, including ARO amortization, fully offset additions, approximately $38,500.  The balance of the change is due to non-cash changes.

Working capital deficit

Change - Consolidated - September 30, 2011 versus December 31, 2010	$35,442
Change - Canada - September 30, 2011 versus December 31, 2010	$22,828
Change - U.S. - September 30, 2011 versus December 31, 2010	$12,614

The decline in our Canadian segment’s working capital deficit is due to lower accrued charges, approximately $13,300, lower income taxes payable, approximately $4,100 and lower landfill closure and post-closure obligations, approximately $6,100.  The decline in accrued charges is due to lower accruals for share based compensation resulting from fair value movements in stock options and lower accruals for capital and landfill assets and professional fees due to timing.  Lower income tax payable is due to payments made through the third quarter of 2011 exceeding year-to-date accruals.  Lower accruals for landfill closure and post-closure obligations is due to the timing of spend.

The decline in our U.S. working capital deficit is due to higher accounts receivable, approximately $18,000, partially offset by higher accounts payable, approximately $7,900.  The increase in accounts receivable is addressed in detail above, while higher accounts payable is due to principally to the timing of payment for capital and landfill purchases.

Disclosure of outstanding share capital

September 30, 2011

	Shares	$

Common shares	120,117	1,853,297
Restricted shares	(252)	(5,353)
Total contributed equity	119,865	1,847,944

October 25, 2011

	Shares	$

Common shares	119,858	1,848,979
Restricted shares	(252)	(5,353)
Total contributed equity	119,606	1,843,626

Changes to share capital resulting from the Company’s secondary offering

On March 29, 2011, in connection with the secondary offering of 10,906 common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C., the Company purchased 1,000 common shares from the underwriters in the secondary offering, at the public offering price of $23.50 per share.  The common shares purchased were cancelled and are no longer outstanding.

Normal course issuer bid

Effective August 19, 2011, we commenced a normal course issuer bid to purchase up to 4,000 of our common shares.  Daily purchases are limited to a maximum of 47.833 shares on the Toronto Stock Exchange (“TSX”).  Once a week, we are permitted to purchase a block of common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased will be cancelled.  For the period August 19, 2011 through September 30, 2011, approximately 709 common shares were purchased and cancelled at a total cost of $15,556.  As of October 25, 2011, an additional 259 common shares have been purchased for cancellation.

Shareholders’ equity

We are authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors.  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

Special Shares

Special shareholders are entitled to one vote for each special share held.  The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up.  On December 31, 2010, all special shares were redeemed in conjunction with the exchange of all PPSs to common shares of the Company.

Preferred Shares

No preferred shares are outstanding.  Each series of preferred share, when issued, shall have rights, privileges, restrictions and conditions which are determined by the Board of Directors prior to their issuance.  Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of the Company in the event of dissolution or wind-up.

Non-controlling interest

All PPSs outstanding on December 31, 2010 were exchanged for common shares of the Company.

Liquidity and Capital Resources

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations	September 30, 2011

	Payments due
		Less than 1
	Total	year	1-3 years	4-5 years	After 5 years

Long-term debt (current and long-term)	$1,316,598	$1,500	$377,598	$828,500	$109,000
Interest on long-term debt (6)	172,643	12,144	96,289	6,300	57,910
Landfill closure and post-closure costs, undiscounted	588,620	6,223	25,100	17,435	539,862
Interest rate swaps	8,424	4,123	4,301	—	—
Commodity swaps	313	150	163	—	—
Foreign currency exchange hedges	8,415	8,415	—	—	—
Operating leases	49,523	11,967	15,800	11,544	10,212
Other long-term obligations	20,214	—	—	20,214	—
Total contractual obligations	$2,164,750	$44,522	$519,251	$883,993	$716,984

Note:

(6)          Long-term debt attracts interest at both fixed and variable interest rates.  Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at September 30, 2011.  Interest is calculated through the period to maturity for all long-term fixed rate debt instruments.

Long-term debt

Summarized details of our long-term debt facilities at September 30, 2011 are as follows:

	Available		Letters of	Available
	lending	Facility drawn	credit	capacity
Canadian long-term debt facilities - stated in C$
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$525,000	$332,000	$55,725	$137,275

U.S. long-term debt facilities - stated in U.S. dollars
Revolving credit facility	$1,122,500	$828,500	$143,655	$150,345
Variable rate demand solid waste disposal revenue bonds (“IRBs”)(7)	$194,000	$109,000	$—	$85,000
Other	$3,701	$3,701	$—	$—

Note:

(7)          IRB drawings at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on our U.S. facility.  However, IRB drawings bearing interest at floating rates requires us to issue letters of credit equal to the principal amount of the IRB drawn.

Funded debt to EBITDA (as defined and calculated in accordance with our Canadian and U.S. facilities)

At September 30, 2011, funded long-term debt to EBITDA is as follows:

	September 30, 2011		December 31, 2010
	Canada	U.S.	Canada	U.S.

Funded debt to EBITDA	1.83	3.24	1.91	3.20
Funded debt to EBITDA maximum (8)	3.00	4.00	3.00	4.00

Note:

(8)          Our U.S. long-term debt facility precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times.

Canadian facility

On September 30, 2011, advances under our Canadian facility were C$332,000 and total letters of credit amounted to approximately C$55,700.  Available capacity at September 30, 2011, excluding the accordion, was approximately C$137,300 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our Canadian facility) was 1.83 times.

We increased Canadian facility advances since December 31, 2010 by C$7,000.  Satisfaction of accrued dividends, income taxes payable, payments made on accrued management compensation amounts owing for 2010 and share repurchases are the primary reasons for the increase.  We applied any excess free cash flow(B) to Canadian facility borrowings.

Effective July 15, 2011, we amended pricing on our Canadian facility.  Pricing on advances drawn under the facility declined by 62.5 basis points.  Pricing ranges from 50 to 175 basis points over bank prime for borrowings on prime and 150 to 275 basis points over Bankers’ Acceptances (“BAs”) for borrowings on BAs.  Pricing on financial letters of credit decreased by similar amounts and pricing ranges from 150 to 275 basis points.  Standby fees declined between 15 and 17.5 basis points, and pricing ranges from 37.5 to 68.8 basis points, while non-financial letters of credit decreased between 41.3 and 41.7 basis points.  All other significant terms remain unchanged.

U.S. facility

On September 30, 2011, advances under our U.S. facility were $828,500 and total letters of credit amounted to approximately $143,700.  Available capacity under the facility at September 30, 2011, excluding the accordion, was approximately $150,300 and our funded debt to EBITDA ratio (as defined and calculated in accordance with our U.S. facility) was 3.24 times.

The increase in U.S. facility advances since December 31, 2010 totals $67,500 and is due in part to the purchase of 1,000 shares in the secondary public offering at a cost of $23,500.  We also completed “tuck-in” acquisitions in the current year-to-date period for total cash consideration of approximately $135,900.  These amounts were partially offset by debt repayments from excess free cash flow(B).

Effective July 7, 2011, we entered into a Second Amended and Restated Senior Secured Revolving Credit Facility (the “amended U.S. facility”).  By entering into the amended U.S. facility we increased the total commitment to $1,377,500, which is up from $1,250,000.  Available lending under the amended U.S. facility is $1,122,500, up $45,000 from $1,077,500, and the facility has an “accordion feature” equal to $255,000.  Financial covenants remained principally unchanged.  However, the amended U.S. facility permits a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.5 times and a maximum senior secured debt to rolling four-quarter EBITDA ratio of 3.5 times should the parent company, Progressive Waste Solutions Ltd., borrow an amount no less than $150,000 and loan these borrowings to IESI.  In addition, the restriction precluding IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times will increase to 4.4 times should IESI receive monies from parent company borrowings.  The amended U.S. facility was also modified to allow IESI to be in compliance with the requirement to maintain interest rate hedges at fixed rates for at least 40% of total funded debt so long as its’ in place interest rate hedges are not more than $10,000 under the 40% hedging requirement.  This test is performed quarterly.

Pricing declined on advances drawn under the facility by 75 basis points.  Pricing ranges from 175 to 250 basis points over LIBOR for borrowings on LIBOR and 75 to 150 basis points over bank prime for prime rate advances.  Pricing on financial letters of credit are 175 to 250 basis points which represents a decline of 75 basis points from previous pricing points.  Fronting fees of 12.5 basis points on financial letters of credit are payable at all pricing levels.  Standby fees declined by 12.5 basis points and range from 25 to 50 basis points.  All other significant terms remain unchanged.

Long-term debt to pro forma adjusted EBITDA(A)

Our pro forma adjusted EBITDA(A) ratio prepared on a combined basis, assuming FX parity, is 2.60 times.

Working capital

Our consolidated working capital position at September 30, 2011 is in a deficit position of approximately $16,700.  It is common for us to operate with a working capital position in deficit.  Our treasury function actively manages the Company’s available working capital with a mandate of reducing accounts receivable days outstanding, actively managing payments to our suppliers, and limiting the amount of cash and cash equivalents on hand in favour of reducing long-term debt advances, amongst others.  While our working capital position may be in deficit, our ability to generate cash from operations is healthy.  We also view our access to funds available under our credit facilities to be sufficient in the short term to meet our working capital demands.  Please refer to the Outlook section of this MD&A for additional discussion of our longer term liquidity requirements.

Risks and restrictions

A portion of our two revolving credit facilities and a portion of our IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on BAs or LIBOR.  Certain U.S. drawings, $458,500, together with amounts drawn on our Canadian revolving facility, C$332,000, and certain amounts drawn on our IRBs, $64,000, are subject to interest rate risk.  A 1.0% rise or fall in the variable interest rate results in a $4,585, C$3,320 and $640, change in annualized interest expense, respectively.  A rise or fall in interest expense incurred by our Canadian business has a direct impact on current income tax expense.  Accordingly, a C$3,320 increase in interest expense reduces current income tax expense by approximately C$1,000.  Currently, our U.S. business has losses available for carryforward to shelter income otherwise subject to tax.  Accordingly, a $4,585 and $640 increase in interest expense will result in lower deferred income tax expense of approximately $1,900.  The inverse relationship between interest expense and both current and deferred income tax expense holds true for our Canadian and U.S. businesses should interest rates decline.

We are obligated under the terms of our debenture, revolving credit facilities, and IRBs (collectively the “facilities”) to repay the full principal amount of each at their respective maturities.  Failure to comply with the terms included in any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness.  If repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.  Based on current and expected future performance, we expect to refinance these facilities in full at or before their respective maturities.

The terms of the facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  Failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of the facilities were to be accelerated, there can be no assurance that our assets would be sufficient to repay these facilities in full.

Fuel hedges, interest rate swaps and foreign currency contracts

U.S. fuel hedges

	Notional amount
	(gallons per	Diesel rate
	month -	paid
	expressed in	(expressed
Date entered	gallons)	in dollars)	Diesel rate received variable	Effective date	Expiration date
October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013
May 2011	165,000	$3.01	NYMEX Heating Oil Index	June 2011	December 2011
May 2011	165,000	$3.03	NYMEX Heating Oil Index	January 2012	May 2012
May 2011	330,000	$3.01	NYMEX Heating Oil Index	June 2012	December 2012

Canadian fuel hedges

	Notional amount	Diesel rate
	(litres per month -	paid
	expressed in	(expressed
Date entered	litres)	in C$'s)	Diesel rate received variable	Effective date	Expiration date
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	300,000	$0.77	NYMEX Heating Oil Index	July 2011	December 2011
May 2011	625,000	$0.77	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	950,000	$0.78	NYMEX Heating Oil Index	July 2012	December 2012

Interest rate swaps

		Fixed interest
		rate paid (plus
	Notional	applicable	Variable interest
Date entered	amount	margin)	rate received	Effective date	Expiration date

April 2005	$25,000	4.73%	0.25%	October 2007	October 2011
September 2007	$50,000	4.79%	0.25%	October 2007	October 2011
September 2007	$35,000	4.89%	0.25%	October 2007	October 2012
March 2009	$10,000	1.72%	0.25%	March 2009	January 2012
October 2010	$160,000	1.07%	0.22%	November 2010	July 2014
March 2011	$60,000	1.61%	0.22%	April 2011	July 2014
June 2011	$30,000	1.13%	0.22%	July 2011	July 2014

Foreign exchange currency agreements

		Foreign
	U.S. dollars	currency
Date entered	purchased	exchange rate	Effective date
January 2011	$4,215	$0.9965	October 14, 2011
January 2011	$4,200	$0.9999	January 13, 2012

Credit ratings of securities and liquidity

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a deterioration in general economic and business conditions and adverse publicity.  Any downgrades in our credit ratings may impede our access to debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps (that are required under the terms of our U.S. facility), preclude us from entering into commodity swaps to hedge a portion of diesel fuel that is consumed in our operations and or preclude us from entering into foreign exchange currency agreements to hedge dividends paid between Canada and the U.S.

The following sets forth the credit ratings that we have received from rating agencies in respect of our Canadian senior secured series B debenture and our U.S. facility

Canadian rating

On September 30, 2011, DBRS confirmed their BBB low rating on our Canadian senior secured series B debenture.

U.S. ratings

On September 30, 2011, S&P revised its rating to BB+ positive.  Moody’s rating is Ba2 stable and was updated October 12, 2011.

Cash flows

	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Cash flows generated from (utilized in):

Operating activities	$133,203	$47,958	$85,245	$280,489	$173,194	$107,295
Investing activities	$(96,196)	$(93,757)	$(2,439)	$(255,671)	$(196,392)	$(59,279)
Financing activities	$(31,287)	$44,460	$(75,747)	$(20,131)	$25,639	$(45,770)

Operating activities

Three and nine months ended

For the three months ended, we derived higher cash from operating activities, excluding amortization and net gains on the sale of capital assets, totaling approximately $26,800, partially offset by higher current income tax expense, approximately $2,100.  Lower interest on long-term debt also contributed to the quarter over quarter increase, approximately $2,500.  Non-cash changes in working capital contributed approximately $56,900 to cash derived from operating activities.  Higher income from operations is due to “tuck-in” acquisitions and organic growth as are higher cash taxes in our Canadian business.  Lower interest on long-term debt is due principally to amendments we made to our Canadian and U.S. facilities in July 2011.  Non-

cash working capital was a significant source of cash on a comparative basis, which was due in large part to a significant use of cash in the third quarter of the following year following our acquisition of WSI.

Year-to-date, the acquisition of WSI had a significant impact on cash derived from operating activities.  Operating income, excluding amortization and net gains on the sale of capital assets, increased approximately $125,800.  Higher interest on long-term debt and current income tax expense, approximately $14,400 and $10,600, respectively, partially offset improvements in operating income.  The increase in interest expense and cash taxes is principally attributable to our acquisition of WSI, “tuck-in” acquisitions and organic growth.  Working capital changes round out the balance of the increase and the changes are addressed above in the Financial Condition - Working capital deficit section of this MD&A.

Investing activities

Three and nine months ended

We utilized approximately $2,400 more cash in investing activities in the current quarter compared to the same period a year ago.  While acquisition spending was lower by approximately $21,600, capital and landfill asset purchases outpaced the comparative quarter by approximately $10,900.  Additionally, proceeds received from the divestiture of certain operations and assets as required by the Canadian Competition Bureau consent agreement in 2010 were not repeated and this contributed approximately $12,100 to the additional use of cash in the current year.  Higher capital and landfill spending is addressed in more detail in the Other Performance Measures — Capital and landfill purchases section of this MD&A.

For the nine months ended September, we utilized approximately $59,300 more cash in the current year-to-date period than the same period last year.  Year-to-date acquisition spending outpaced the prior period by approximately $14,500 and capital and landfill asset purchases were higher by approximately $32,100.  As outlined above for the three months ended, prior year divestitures represent the balance of the increase in comparative cash uses.  Capital and landfill spending is addressed in more detail in the Other Performance Measures — Capital and landfill purchases section of this MD&A.

Financing activities

Three and nine months ended

Cash utilized in financing activities increased approximately $75,700 quarter over quarter.  The increased use of cash is the result of borrowing less, approximately $59,500, and putting approximately $15,600 of cash to use for the repurchase of our common shares.  There were a number of additional changes that also occurred in the quarter, including a decline in deferred financing cost spending, approximately $10,100, partially offset by lower proceeds from the exercise of stock options, approximately $3,700, the purchase of more restricted shares, approximately $3,000 and higher dividend payments to shareholders, approximately $4,200.  The decline in deferred financing cost spending is due to the full amendment and restatement of our Canadian and U.S. facilities in connection with the closing of the WSI acquisition that wasn’t repeated in the current year.  The exercise of stock options is not controlled by us, but represents the exercise of options we assumed on the acquisition of WSI.  Higher restricted share purchases were due to current period awards to retain and incent certain management.  Finally, dividend payments were higher in the current year as shares issued to WSI shareholders were not issued in advance of the dividend record date of June 30, 2010.  Current year share repurchases partially offset the comparative increase in dividends paid.

On a year-to-date basis, cash utilized in financing activities increased approximately $45,800.  Share repurchases in the current year totaled approximately $39,100 compared to $nil in the prior year.  An increase in dividend payments, approximately $12,600, together with share repurchases, is the primary reason for the increased use of cash.

Critical Accounting Estimates

General

Our MD&A uses information from our financial statements prepared in accordance with U.S. GAAP.  In the preparation of our financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and, where and as applicable, disclosures of contingent assets and liabilities.  On an ongoing basis we evaluate our estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty.  These areas include, amongst others, landfill closure and post-closure costs, landfill assets, goodwill, deferred income taxes, accrued accident claims reserves and other areas of our business that require judgment.  Our estimates are based on historical experience, our observance of trends in particular areas and information or valuations and various other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources.  Actual amounts could differ significantly from estimated amounts.

We believe that we employ significant estimates in the determination of certain accounting amounts in the areas outlined below.

Landfill closure and post-closure costs

In the determination of landfill closure and post-closure costs we employ a variety of assumptions, including but not limited to, the following: engineering estimates for materials, labour and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of the Company, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

Significant increases or decreases in engineering cost estimates for materials, labour and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive effect on our financial condition and operating performance, all else equal.  Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering cost estimates.  Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste.  However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

Our cost estimates are estimated applying present value techniques.  Accordingly, a decline in either the risk free rate or our credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs.  Inversely, an increase will result in lower recorded landfill closure and post-closure cost accruals.  Fluctuations in either of these estimates could have a material adverse or positive effect on our financial condition and operating performance.

A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs.  A change to our inflation estimate could have a material adverse or positive effect on our financial condition and operating performance.

Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers or land surveyors and are reviewed by management having the appropriate level of knowledge and expertise.  An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods.  All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA(A).  Landfill amortization expense will decline by a similar amount.  The inverse holds true for a decrease in capacity estimates.  Changes in landfill capacity estimates could have a material adverse or positive impact on our operating performance.

Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on our financial condition and operating performance.  If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure cost estimates will increase.  Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction.  A governmental change which renders the landfill’s operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of our landfills operation or its ability to operate as a going concern.

As landfills near the end of their active life, which is the case for our Calgary landfill, any change in estimate can have a significant impact on landfill closure and post-closure cost accruals as the period to ultimate spending is more near term compared to our other landfill sites.

Landfill assets

Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires us to use a variety of assumptions, including but not limited to the following: engineering estimates for materials and labour to construct landfill capacity, inflation, landfill capacity estimates, and government oversight and regulation.

Changes to any of our estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental change that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on our financial condition and results of operations.  Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets unless the asset is determined to be impaired.  Higher landfill asset amortization will be recorded over a shorter period of time to reflect the shortened life of the site.  Changes which decrease cost estimates or increase capacity estimates will have the inverse effect.

Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when portions of the landfill are being constructed but are not available for use.  These amounts are amortized over the period in which the landfill actively accepts waste.  Any change to capacity estimates will impact the period over which these costs are amortized.  A governmental change which renders the landfill’s operating permit inactive will result in the recognition of an impairment charge on landfill assets, and this charge could be material.

Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.  Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more likely than not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit.  Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.  We have identified our reporting units as our operating segments and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.  With the acquisition of WSI in the third quarter of 2010, we added WSI’s Canadian operations to our Canadian segment and WSI’s U.S. operations to our U.S. south segment.

The impairment test is a two step test.  The first test requires us to compare the fair value of our reporting units to their carrying amounts.  If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of impairment loss, if any.  The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill.  Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation.  In determining fair value, we have utilized a discounted future cash flow approach.  Additional measures of fair value are also considered by us.  Accordingly, we compare fair values determined using a discounted future cash flow approach to other fair value measures which may include some of all of the following: adjusted EBITDA(A) multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals.  There may be circumstances where an alternative method to determine fair value is a more accurate measure.  Accordingly, if our enterprise value declines due to share price erosion or our adjusted EBITDA(A) declines as a result of recession, loss of business or loss of operating permit, goodwill may be impaired and could have a material adverse effect on our financial condition and operating performance.

Annual test - April 30, 2011

We completed our annual test for impairment on April 30, 2011 and we determined that the fair value of our Canadian and U.S. south reporting units substantially exceeded their carrying amounts.  We use the market and discounted cash flow approaches to determine fair value.  The market approach uses the Company’s share price and multiples of revenues less operating expenses and selling, general and administration expense to establish fair value.   The discounted cash flow approach employs a variety of assumptions, including revenue growth, capital and landfill spending, margins, acquisitions, the allocation of corporate costs and the tax and discount rates.  The primary assumptions we employed to determine the fair value of our U.S. northeast reporting unit applying the discounted cash flow approach include the following: revenue growth of 3.0%; capital and landfill expenditures equal to 9.0% of revenue; revenues less operating expense and selling, general and administration expense annual margin improvement of 0.5% in the first five years and 0.1% thereafter; no acquisitions are assumed; certain corporate costs are assumed; a tax rate of 40% is applied and a discount rate of 8.06% is also applied.  At April 30, 2011, the fair value of our U.S. northeast segment exceeded its carrying amount by 2.9% and 24.1%, applying the discounted cash flow and market approaches, respectively, which is a substantially lower margin of excess when compared to our Canadian and the U.S. south segments.  The carrying amount of goodwill allocated to the U.S. northeast segment amounts to approximately $412,200 at September 30, 2011 (December 31, 2010 — $405,900).  The annual impairment test did not result in the recognition of an impairment loss.  However, a review of conditions existing at September 30, 2011 did require us to re-perform step one of the goodwill impairment test.

There is significant subjectivity in estimating fair value.  Accordingly, increases in interest rates, all else equal, would result in an increase in the risk free rate of interest and cause the discount rate to increase resulting in a lower calculation of fair value applying the discounted cash flow approach.  In addition, we have significant operating losses that are available to shelter income that is otherwise subject to tax.  The erosion of these losses resulting from the reporting unit continuing to generate income subject to tax increases cash taxes which results in a reduction of the reporting unit’s fair value applying the discounted cash flow approach.  Finally, a decline in operating performance due to loss of business or economic weakness could also result in a lower calculation of fair value under either approach.

Update — September 30, 2011

FASB’s guidance on intangibles — goodwill and other, addresses, amongst other things, the considerations and steps an entity is required to undertake to test goodwill for impairment.  Goodwill impairment is a two step test.  The first step requires us to compare the fair value of our reporting units to their carrying amounts.  The guidance also requires that goodwill of a reporting unit should be tested between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.  We conducted our annual test for impairment in April 2011 and concluded, at that time, that the fair value of our U.S. northeast reporting unit was in excess of its carrying amount, recognizing that the margin of excess wasn’t significant.  Since April, our U.S. northeast business has been subject to an economic environment that has weakened and where competition remains strong.  Accordingly, these deteriorating economic conditions and competition represent a change in business climate that we weren’t anticipating, nor did we foresee or reflect in our step one test for impairment in April.  We have re-performed step one of the goodwill impairment test as of September 30, 2011 and have reached the conclusion that the carrying amount of the U.S. northeast reporting unit is in excess of its fair value.  We have also concluded that in light of the weak economic outlook that it is more likely than not that impairment exists.  As a result, we are commissioning a third party to assist us with step two of the goodwill impairment test.  Step two of the impairment test compares the implied fair value of the reporting units’ goodwill with the carrying amount of that goodwill.  The implied fair value of the reporting units’ goodwill is determined in the same manner as goodwill is determined in a business combination.  Since we have not completed the second step of the test, and many of the assets and liabilities attributable to the U.S. northeast are not recorded at fair value, we are not in a position to provide a reasonable estimate, or estimated range, of impairment, if any.  Accordingly, we have not estimated or recorded any impairment in our financial statements for the period ended September 30, 2011.  We anticipate completing the second step of the impairment test in the fourth quarter of 2011 and the resulting impairment loss, if any, will be charged against net income in that period.  If an impairment loss results from step two of the impairment test, the loss may be material to the results of our operations for the fourth quarter and year ending December 31, 2011.

Deferred income taxes

Deferred income taxes are calculated using the liability method of accounting.  Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws.  The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change in tax rate occurs.  Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets.

Significant changes to enacted tax rates or laws, or estimates of timing differences and their reversal, could result in a material adverse or positive effect on our financial condition and operating performance.  In addition, changes in regulation or insufficient taxable income could impact our ability to utilize tax loss carryforwards, which could have a significant impact on deferred income taxes.

The recognition of deferred tax assets related to unutilized loss carryforwards is supported by our historical, and expected, ability to generate income subject to tax.  However, should we be unable to continue generating income subject to tax, deferred tax assets stemming from unutilized loss carryforwards may not be available to us prior to their expiry.  We have historically and will continue to use every effort to ensure that discretionary tax deductions are curtailed in periods where the expiry of loss carryforwards are imminent to maximize our realization of these deferred tax assets.  Should we not be able to realize our deferred tax assets attributable to loss carryforwards, we would record a deferred income tax expense in the period when we determine that the likelihood of not realizing these losses was more likely than not.  Our maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryforwards, approximately $93,500.  Loss carryforwards available to us from our acquisition of WSI and related specifically to WSI’s U.S. operations are included in this amount.  In light of our historical ability to generate income subject to tax and based on our expectations for the future, we view the risk of not realizing these deferred tax assets as low.

We recognize accounting expense related to landfill closure and post-closure costs and these accounting expenses are not deductible for tax on a similar basis.  This difference has resulted in a deferred tax asset.  We are obligated under the terms of our landfill operating permits to satisfy the obligations for closure and post-closure monitoring at each site.  We view our historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that we will continue as a going concern, and, as such, deem the risk of not recognizing these deferred tax assets as low.

Accrued accident claims reserve

In the U.S. we are self-insured for certain general liability, auto liability and workers’ compensation claims.  For certain claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred.  For claims where stop-loss insurance coverage is not maintained, additional insurance coverage has been added to cover claims in excess of these self insured levels.  We use independent actuarial reports both quarterly and annually as a basis for developing our estimates for reported claims and estimating claims incurred but not reported.

Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on our financial condition and operating performance.

Other

Other estimates include, but are not limited to the following: estimates for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share based compensation, including a variety of assumptions used in option pricing models; and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Improving Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures.  This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurement categories accompanied by a description of the reasons for the transfers, a reconciliation of fair value measurements for items included in Level 3, presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosure of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For us, this guidance was effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the reconciliation for Level 3 fair value measurements, which became effective January 1, 2011.  This guidance did not have a significant impact on our financial statements.

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, FASB issued additional business combinations guidance for the disclosure of pro forma revenue and earnings.  The additional guidance specifies that if a public entity presents comparative financial statements, the entity should only disclose pro forma revenue and earnings of the combined entity for the business combination(s) that occurred during the current year as if they had occurred at the beginning of the reporting period in the comparative year.  The amendments also expand the supplemental pro forma disclosures which requires a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings.   For us, this guidance became effective prospectively for business combinations occurring on or after January 1, 2011 and early adoption was permitted.  This guidance did not have a significant impact on our financial statements.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, FASB issued amendments to change the wording used to describe the requirements of U.S. GAAP for measuring fair value and for disclosing information about fair value measurements, including enhanced disclosures about the assumptions used in fair value measurements.  These amendments result in common fair value measurement and disclosure requirements between U.S. GAAP and IFRS.  The amendments are applicable prospectively.  For us, this guidance is effective January 1, 2012 and early adoption is not permitted.  This guidance is not expected to have a significant impact on our financial statements.

Presentation of Comprehensive Income

In June 2011, FASB issued amendments to the presentation of comprehensive income.  The amendments give an entity the option to present comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements.  In both instances, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  An entity is also required to present on the face of the financial statements adjustments for items reclassified from other comprehensive income to net income and present these adjustments with the components of net income and other comprehensive income.  The amendments are to be applied retrospectively and are effective for us on

January 1, 2012.  Early adoption is permitted.  This guidance is not expected to have a significant impact on our financial statements.

Intangibles — Goodwill and Other: Testing Goodwill for Impairment

In September 2011, FASB issued amendments to the testing of goodwill for impairment.  The amendment provides an entity with the option to qualitatively assess factors to determine if it is more likely than not that the fair value of a reporting unit exceeds its carrying amount.  If an entity’s qualitative assessment concludes that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, then the entity is not required to perform step one of the two-step impairment test.  However, if an entity’s assessment concludes otherwise, the entity is required to perform the first step of the two-step impairment test which requires the entity to calculate the fair value of the reporting unit and compare it to its carrying amount.  The amendments also provide the entity with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step impairment test.  An entity may resume the qualitative assessment in any subsequent period.  The amendments are effective for the Company’s annual and, if necessary, interim impairment tests performed after December 31, 2011.  This guidance is not expected to have a significant impact on the Company’s financial statements.

Related Party Transactions

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

On January 4, 2010, we entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each.  The remaining fifty percent ownership interests are held by two trusts.  The brother of our Vice Chairman and Chief Executive Officer serves as a trustee for both trusts.  Our Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts.  The Company’s Vice Chairman and Chief Executive Officer has no economic interests in the trusts or their underlying assets.  The business conducted by each of these two companies is consistent with the business of the Company and is comprised principally of compactor and related equipment rentals. Our original investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

Investments in which we have joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting.  Under the equity method of accounting, we record our initial investment at cost.  The carrying value of our initial investment is subsequently adjusted to include our pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements.  The amount of the adjustment is included in the determination of the Company’s net income.  In addition, our investment is also increased or decreased to reflect loans and advances, our share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods.  Dividends received or receivable from our investee reduces the carrying value of our investment.

On December 6, 2010, we received a promissory note from our equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5% per annum, or the rate which is equal to bank prime plus 2.0% per annum calculated annually, not in advance, and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

A company providing transportation services to us is owned by an officer of a subsidiary of BFI Canada Inc.  Total charges of approximately $700 and $1,800 (2010 - $600 and $1,300) were incurred for the three and nine months ended September 30, 2011, respectively.  Pricing for these transportation services is billed at market rates which approximates fair market value.

The father-in-law of a former Executive Vice President, Corporate Development was employed by WSI until his retirement in October 2008.  As partial consideration for his retirement he received C$400 in 2010 and will receive C$100 for each year thereafter until his death.

We lease office space which is owned by one of our directors.  The lease commenced in 2004 and has a lease term of ten and a half years.  The cost of the lease approximates C$300 annually.  We have sublet this lease for a portion of the annual lease cost.

These transactions are in the normal course of operations.

Outlook

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Overview

Management is committed to employing its improvement and market-focused strategies with the goal of delivering additional value to the Company’s shareholders.  Management’s objective is continuous improvement, which equates to a focus on revenue growth and effective cost management.  New market entry, existing market densification, and landfill development will be our continued focus as we look for ways to expand our operations, increase customer density in strategic markets, and increase the internalization of disposed waste.  In addition, we will continue to investigate and review alternative technologies for waste diversion.  Our strengths remain founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements, and stable cash flows.  We remain committed to actively managing these strengths in the future.

Acquisition of WSI

The acquisition of WSI created significant synergies, cash flows and earnings per share accretion, which enhanced short and long-term returns to our shareholders.  We have directed the additional cash flow from this acquisition towards capital, additional accretive strategic acquisitions, debt repayment, common share repurchases or dividend payments.

Strategy

Increase collection density.  We seek to compete in high density, urban markets that provide us with the opportunity to develop significant collection density.  Our ability to strategically increase collection density in a given market enhances our flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration.  In addition, increasing our revenue per hour against a fixed cost base creates operating leverage in our business model. We intend to continue our focus on growing within existing markets that support our market strategy and will pursue growth in new markets that provide similar opportunities.

Optimize asset mix to improve return on capital.  We seek to balance the composition of our assets within our segments and operating areas to effectively implement our asset productivity strategies.  By optimizing our collection and disposal asset base around a mix of commercial, industrial and residential customers, we believe we can increase our return on invested capital.  Our asset mix in Canada has consistently generated strong adjusted EBITDA(A).  We have and will continue to execute a variety of strategies to adjust our asset mix and to improve margins in our U.S. operations.  For example, our asset footprint in our northeast segment has a higher proportion of landfill operations than we deem optimal.  Accordingly, we intend to acquire collection assets to increase density and optimize price and volume strategies through our collection assets in this or adjacent segments.

Generate internal growth.  We seek to leverage our strong market positions and asset profile to drive internal revenue growth.  Through focused business development efforts, we seek to increase contracted waste volumes in the markets we serve.  In particular, we are focused on obtaining new commercial, industrial and residential contracts in markets that we can integrate into our existing operations.  By increasing route density, we can enhance the internalization and margin profile of our existing operations.  In addition, we intend to apply different pricing strategies, when appropriate, to adequately capture the value of our service offerings.

Increase internalization.  We seek to increase internalization in the markets we serve by controlling the waste stream from our collection operations through to our disposal assets.  Internalization gives us greater ability to control costs by avoiding third-party landfill tipping fees and allows for greater asset utilization within our business.  We believe vertical integration is critical to our objective of achieving access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to operate these facilities economically.  In support of our internalization goals, we aim to increase route density and acquire assets that enhance vertical integration opportunities in a market.

Pursue strategy enhancing acquisitions.  We employ a disciplined approach to evaluating strategic acquisitions.  We intend to pursue acquisitions that support our market strategy and are accretive on a free cash flow(B) basis before synergies.  Our acquisition efforts are focused on markets that we believe enhance our existing operations or provide significant growth opportunities.  We have identified a significant acquisition pipeline that meets our strategic criteria.  We believe that our experienced management team, decentralized operating strategy, financial strength and scale make us an attractive buyer for acquisition targets.

Operations

Our objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to our end customers, with a view to eliminating variability in our operating results and cash flows.  However certain services and contracts make it difficult to recover fuel and commodity price variability.  Therefore, to eliminate a portion of this variability, we may enter into fuel and commodity hedges.  Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers which, all else equal, reduces our gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

We believe that our revenue growth is closely correlated to both gross domestic product (“GDP”) growth and overall population growth in the segments we serve.  Accordingly, and at a minimum, we expect to realize 2011 revenue growth in Canada which is at least equal to GDP growth.  In addition, we remain committed to the pursuit of volume and organic growth to improve density and productivity, and we will continue to look for pricing growth in the markets we serve.  Further, we will look to maximize landfill tonnages and recover operating cost variances resulting from diesel fuel pricing and other cost variables, and we will continue our growth through strategic “tuck-in” acquisitions.

In the U.S., we expect our U.S. south operations will grow on pace with GDP growth in the U.S.; however we are less optimistic about our growth prospects in the U.S. northeast.  Not unlike our Canadian operations, we continue to execute our market focused strategies, to influence price, volume, densification and productivity.  We will continue to pass along operating cost variability and continue our growth through strategic acquisition.

The acquisition of WSI had a significant impact on our consolidated operating results for the first six months of fiscal 2011 and will for the year ended 2011.

Other

Taxation

In March 2010, the Minister of Finance announced that it intends to allow property losses that would have otherwise been lost to subsidiaries of an income trust on the trust’s wind-up.  This position requires enactment before we can record the benefit for accounting purposes due to the wind-up of the trust in 2009.  The benefit is expected to be in excess of C$3,000.

Financing strategic growth

One of our objectives is to grow organically and through strategic acquisition.  Growth through strategic acquisition is dependent on our ability to generate free cash flow(B) and our ability to access debt and equity in the capital markets.  We remain confident we will continue to generate free cash flow(B) in excess of our dividend payments and these excess amounts will be available to finance a portion of our continued growth, including growth through strategic acquisition.  Significant growth, especially through strategic acquisition, will require continued access to debt and equity in the capital markets and any capital market restrictions could affect this growth.  We remain confident that our current access to the capital markets is sufficient to meet our near and longer-term needs.

Share repurchases

We commenced the purchase of our common shares under the normal course issuer bid in the current year.  It is our intention to purchase approximately $60,000 of our common stock by December 31, 2011.

Liquidity

Our ability to generate cash from operations is strong.  Our operations generate stable cash flows, which we expect will be in excess of our needs to continue operating the business steady state.  Going forward, we intend to apply a balanced approach to the use of these cash flows for strategic acquisitions, share repurchases, dividends and debt repayment.  Long-term, it is our strategy to maintain a consolidated total debt to EBITDA(A) ratio in a range of 2.3 to 2.7 times.

Finally, borrowing rates are at historical lows in the U.S. and at comparatively low levels in Canada.  Accordingly, if the economy strengthens, we anticipate that interest rates will rise.  An increase in interest rates results in higher interest expense partially offset by lower current or deferred income tax expense.

Withholding taxes on foreign source income

When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the condensed consolidated statement of operations and comprehensive income or loss.  An increase in dividends paid by IESI, or the inability of IESI to return capital, will result in increasing withholding taxes from foreign source income received by the Company.  In addition, in connection with the closing of the WSI acquisition, there were various changes made to our organizational structure in order to complete and structure the transaction.  One such change resulted in our Canadian operations being partially owned by a U.S. holding company.  Accordingly, a dividend paid by the Canadian parent for the benefit of, and distribution by, Progressive Waste Solutions Ltd. to its shareholders also requires the Canadian parent to pay a like dividend to the U.S. holding company.  Amounts paid by the Canadian parent to the U.S. holding company are subject to withholding tax.

Amortization

We have historically accounted for acquisitions applying the purchase method of accounting.  The purchase method of accounting required us to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill.  On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and resulted in the allocation of a portion of the purchase price to identified intangible assets.  Accordingly, capital, landfill and intangible asset amortization not only includes amortization of the assets original cost but also includes the amortization of fair value adjustments recognized on acquisition.  Even though we have grown organically, a significant portion of our growth has been through acquisition. Therefore, fair value adjustments included in amortization expense are significant.  Our most notable fair value adjustments arose on the formation of our predecessor company, our initial public offering, and our acquisitions of IESI, WSI, the Ridge landfill, Winters Bros., and Fred Weber.  Due to the inherent difficulty in isolating fair value adjustments for every acquisition completed by us, it unreasonable to derive the exact impact these acquisitions have had on amortization expense.  Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life.  As we continue to grow through acquisition, amortization expense will continue to increase.  Increases will be partially offset by declines in fully amortized fair value adjustments.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Hedge accounting

We enter into commodity swaps to reduce our exposure to fluctuations in cash flows due to changes in the price of diesel fuel which we consume to service certain fixed price contracts or in certain segments of our business where the recovery of escalating fuel prices is either difficult or non-existent.  To fulfill our objective, we have entered into cash flow hedges specifically tied to various forecasted diesel fuel purchases.

We have also entered into interest rate swaps to mitigate the risk of interest rate fluctuations resulting from variable rate interest charged on borrowings under our U.S. facility and to satisfy a condition required by that facility.  Accordingly, we have entered into cash flow hedges to fix the rate of interest on a portion of amounts borrowed on our U.S. facility.

We have designated certain commodity and interest rate swaps as cash flow hedges.  The following table outlines changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and its impact on other comprehensive income or loss, net of the related income tax effect.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income, interest rate swaps	$(1,708)	$—	$(3,180)	$—
Other comprehensive income, commodity swaps	(3,059)	1,241	(3,160)	(98)
Total other comprehensive income, net of income tax	$(4,767)	$1,241	$(6,340)	$(98)

We measure and record any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to net income or loss as diesel fuel is consumed.   The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is approximately $1,000 (December 31, 2010 — approximately $1,900).  The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.  We measure and record any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps are settled quarterly, consistent with our obligation to pay interest on our U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is approximately $2,100 (December 31, 2010 — approximately $1,100). The actual amount reclassified to net income or loss is dependent on future movements in interest rates.

Credit risk

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation.  Our exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements and hedge agreements for old corrugated cardboard (“OCC”).  In all instances, our risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate our risk exposures to a level consistent with our risk tolerance.

Cash and cash equivalents

Certain senior management is responsible for determining which financial institutions we bank and hold deposits with.  Management’s selected financial institutions are approved by the Board of Directors.  Senior management typically selects financial institutions which are lenders in its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability.  Management reviews the Company’s exposure to credit risk from time to time or as a condition indicates that the Company’s exposure to credit risk has or is subject to change.  Our maximum exposure to credit risk is equal to the fair value of cash and cash equivalents recorded on the condensed consolidated balance sheet, approximately $16,900 (December 31, 2010 — approximately $13,400).  We hold no collateral or other credit enhancements as security over our cash and cash equivalent balances.  We deem the credit quality of our cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

We are subject to credit risk on our accounts receivable through the normal course of business.  Our maximum exposure to credit risk is equal to the fair value of accounts receivable recorded on our condensed consolidated balance sheet, approximately $223,500 (December 31, 2010 - $207,100).  We perform credit checks or accept payment or security in advance of service to limit our exposure to credit risk.  The diversity of our customer base, including diversity in customer size, balance and geographic location inherently reduces our exposure to credit risk.   We have also assigned various employees to carry out collection efforts in a manner consistent with our accounts receivable and credit and collections policies.  These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection.  We also have policies and procedures which establish estimates for doubtful account allowances.  These calculations are generally based on historical collection or alternatively historical bad debt provisions.  Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

Accounts receivable that are deemed by management to be at risk of collection are provided for.  When accounts receivable are considered uncollectable, they are written-off against the provision.  Recoveries of amounts previously written-off are recorded to the provision while other changes are recorded in selling, general and administration expense.  Management typically assesses aggregate accounts receivable impairment applying historical rates of collection giving consideration to broader economic conditions.

Our accounts receivable are generally due upon invoice receipt.  Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due.  Based on historical collections, we have been successful in collecting amounts that are not outstanding for greater than 90 days.  We assess the credit quality of accounts receivable that are neither past due nor impaired as high.  Our maximum exposure to accounts receivable credit risk is equivalent to our net carrying amount.  We may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security.  Amounts deposited or prepaid in advance of service are recorded to unearned revenue on our condensed consolidated balance sheet.  Accounts receivable considered impaired at September 30, 2011 are not considered significant.

Other receivables

We are subject to credit risk on other receivables.  We enter into agreements with cities in the province of Quebec to finance containers.  Senior management is responsible for reviewing each agreement, including but not limited to its financial terms, in advance of entering into the agreement.  Management views cities in the province of Quebec to be low risk counterparties.  Our maximum exposure to credit risk is equal to the carrying amount of other receivables, approximately $900 (December 31, 2010 — $1,300). We typically retain ownership of the containers until such time as all payments are received. Ownership of the containers is transferred to the respective city upon full receipt of payment.  We deem the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

We are subject to credit risk on deposits we make to a social utility trust.  Our deposits are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low.  Our maximum exposure to credit risk is the fair value of funded landfill post-closure costs recorded on our condensed consolidated balance sheet, approximately $8,900 (December 31, 2010 — $8,900).  Management reviews the Company’s exposure to risk from time to time or as a condition indicates that its exposure to risk has changed or is subject to change.  We hold no collateral or other credit enhancements as security over the invested amounts.  However, we deem the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with the settlement of our financial liabilities.  Our exposure to liquidity risk is due primarily to our reliance on long-term debt financing.  Our treasury function is responsible for ensuring that we have sufficient short, medium and long-term liquidity.  Through our treasury function, we manage liquidity risk on a daily basis by continually monitoring actual and forecasted cash flows and monitoring our available liquidity through our revolving credit facilities.  The treasury function is also required to ensure that liquidity is made available on the most favourable financial terms and conditions.  Our treasury function reports quarterly on our available capacities and covenant compliance to the Audit Committee.  Our treasury function also actively manages our liquidity and is in regular contact with the primary parties to our long-term debt facilities.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk is comprised of currency, interest rate and other price risk.

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates.  Our exposure to currency risk is attributable to the movement of monies between Canada and the U.S.  Accordingly, we are exposed to currency risk on U.S. dollars received by our Canadian business from U.S. sources to fund Canadian dollar denominated dividends and similarly on Canadian dollars received by our U.S. business due to dividend payments payable to a U.S. holding company.  To mitigate this risk, management uses its discretion in the determination of where dividend amounts are funded from and looks to fund amounts payable to shareholders from cash flows generated from Canadian sources.  Our treasury function actively reviews our exposure and assesses the need to enter into further FX agreements.  Our Board of Directors also considers currency risk when establishing the Company’s dividend.  For the three and nine months ended September 30, 2011, we were exposed to currency risk on the portion of dividends received by our U.S. holding company that were not hedged by FX agreements.  To mitigate a portion of the risk attributable to paying Canadian dollar denominated dividends to a U.S. holding company, we entered into four FX hedges in January 2011 to eliminate FX fluctuations on Canadian dollars received by our U.S. holding company.  These FX hedges settled, or settle, in April, July and October 2011 and January 2012.

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Interest rate risk arises from our interest bearing financial assets and liabilities.  We have various financial assets and liabilities which are exposed to interest rate risk, the most notable of which are our long-term debt facilities.  Although our debenture, a portion of our U.S. revolving credit facility, and the 2005 Seneca IRB Facility bear interest at fixed rates, they remain subject to interest rate risk on maturity or renegotiation.

Our two revolving credit facilities and a portion of our IRBs are subject to interest rate risk.  An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt.  We are also subject to interest rate risk on funded landfill post-closure costs.  Funded landfill post-closure costs are invested in interest rate sensitive short-term investments.  An increase or decrease in the return on invested amounts results in either a decrease or increase in our funding obligation.  We are also subject to interest rate risk on our cash equivalents balance and other receivables.

We have entered into interest rate swaps as a condition of our U.S. long-term debt facility to fix a portion of our variable rate interest charge on advances and borrowings.  The policies and process for managing these risks are included above in the credit risk section.

Risk management objectives

Our financial risk management objective is to mitigate risk exposures to a level consistent with our risk tolerance.  Derivative financial instruments are evaluated against the exposures they are expected to mitigate and the selection of a derivative financial instrument may not increase the net exposure of the Company to risk.  Derivative financial instruments may expose us to other types of risk, which may include, but is not limited to, credit risk.  The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis.  Our use of derivative financial instruments for speculative or trading purposes is prohibited and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

Fair value methods and assumptions

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, fair value estimates are not necessarily indicative of the amounts we, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Funded landfill post-closure amounts are invested in BAs offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, commensurate with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.

Our interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  We verify the reasonableness of these quotes using similar quotes from another financial institution at the date our financial statements are prepared.  In addition, we employ a third party, who is not a counter-party, to independently value the interest rate swaps and we use all of this information to derive its fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from a financial institution that trades these contracts.  We verify the reasonableness of these quotes by comparing them to the Bank of Canada noon spot rates, plus a reasonable premium to market.  The two foreign currency exchange agreements outstanding at September 30, 2011 are for the exchange of approximately $4,200 per quarter.  Accordingly, the risk of having a material impact on the determination of fair values through the use of different assumptions and or estimation methods is considered remote.

Financial assets and liabilities recorded at fair value, as and where applicable, are included on our condensed consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

Risks and Uncertainties

Downturns in the worldwide economy could adversely affect our revenues and operating margins

Our business is affected by changes in economic factors that are outside our control, including consumer confidence, interest rates and access to capital markets.  Although our services are of an essential nature, a weak worldwide economy generally results in decreases in volumes of waste generated, which decreases our revenues.  Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers.  During weak economic conditions, we may also be adversely impacted by our customers’ ability to pay in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies.  If our customers do not have access to capital, our volumes may decline and our growth prospects and profitability may be adversely affected.  Due to the inherent diversity of our customer base and the nature of our service, we haven’t been, nor do we expect to be, severely affected by downturns in the worldwide economy.  While our U.S. northeast operations have been impacted the most by the economic downturn, we don’t believe that region is not able to continue as a going concern.  As outlined in the Outlook — strategy section of this MD&A, the composition of assets in this segment not optimal.  Accordingly, we will continue to pursue ways to maximize the internalization of our collected waste stream and optimize this segment’s asset mix to reduce our exposure to further or future economic downturns.

We may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that we need to operate our business

We are subject to significant environmental and land use laws and regulations.  Our internalization strategy depends on our ability to maintain our existing operations, expand our landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances.  To own and operate solid waste facilities, we must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals.  Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain.  Obtaining permits often takes several years and requires numerous hearings, and is in addition to complying with land use, environmental and other regulatory requirements.  Often, we also face resistance from citizen groups and other environmental advocacy groups.  Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of our existing landfills and transfer stations could hinder internalization and impair our business strategy.  To date we have been successful in overcoming these obstacles and have a solid history of obtaining permits, licenses and approvals necessary to conduct our business effectively.  However, a failure to obtain, renew or extend various permits and licenses could result in the impairment of certain assets recorded on our condensed consolidated balance sheet and result in significant impairment charges recorded on our condensed consolidated statement of operations and comprehensive income or loss.  We are not aware of any significant permit or licensing barriers or issues that would significantly impact our ability to continue operating in a manner consistent with our historical or near-term expected future performance.

Our long-term debt facilities existing at September 30, 2011 (collectively our “facilities”) contain restrictive covenants which requires us to meet certain financial ratios and financial condition tests

The terms of our debenture, term loan, revolving credit facilities and variable rate demand solid waste disposal revenue bonds contain restrictive covenants that limit the discretion of our management with respect to certain business matters.  These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity.  In addition, the debenture and revolving credit facilities contain a number of financial covenants that require us to meet certain financial ratios and financial condition tests.  A failure to comply with the terms of any of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment.  If the repayment of any of these facilities was to be accelerated, we cannot provide assurance that our assets would be sufficient to repay these facilities in full.

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings.  Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, a further deterioration in general economic and business conditions and adverse publicity.  Any downgrade in our credit ratings may impede our access to the debt markets, raise our borrowing rates or affect our ability to enter into interest rate swaps (that are required under the terms of the U.S. facility), commodity swaps for a portion of diesel fuel that is consumed in our operations or foreign currency exchange agreements.

Our Canadian senior secured series B debenture is rated BBB low by DBRS.  Our U.S. facility is rated BB+ positive by S&P and Ba2 stable by Moody’s

Based on the restrictive covenant and financial condition tests included in our facilities, we remain confident that we will continue to meet these tests in the near-term and the foreseeable future.

We have significant indebtedness, which could adversely affect our financial condition

We have, and expect to continue to have, a significant amount of indebtedness and, as a result, significant debt service obligations.  As of September 30, 2011, we had total indebtedness of approximately $1,316,600.  Our degree of leverage could have important consequences, for example, it may:

•                  increase our vulnerability to adverse economic and industry conditions;

•                  require us to dedicate a substantial portion of cash from operations to service our indebtedness, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

•                  limit our ability to obtain additional financing in the future for working capital, capital expenditures, general corporate purposes or acquisitions;

•                  place us at a disadvantage compared to our competitors that have less debt; and

•                  limit our flexibility in planning for, or reacting to, changes in the business and in the industry generally.

We believe our leverage is within our acceptable target range and don’t expect to be encumbered by it.

We may not be able to retain key employees or efficiently manage the larger and broader organization resulting from the merger with WSI, which could adversely affect our operation and financial condition

Our success will depend in part on our ability to retain not only our key employees but those joining us from the acquisition of WSI and successfully managing the broader organization resulting from the combination. We believe that we have good relationships with our management and their teams and offer each the opportunity to share in the success of the Company.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to, and amongst, our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact on our operating results.

Our financial obligations to pay closure and post-closure costs in respect of our landfills could exceed current reserves

We have material financial obligations to pay closure and post-closure costs in respect of our landfills.  We have estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations.  The requirement to pay increased closure and post-closure costs could substantially increase our expenses and cause our net income to decline.  Additional discussion is included in the Critical Accounting Estimates — Landfill closure and post-closure costs and Environmental Matters sections of this MD&A.

We may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage

If we are unable to obtain performance or surety bonds, letters of credit or insurance, we may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits.  Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations.  We typically satisfy these requirements by posting bonds.  As of December 31, 2010, we had approximately $352,300 of such bonds in place.  Closure bonds are difficult to obtain.  If we are unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, we could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits.  Any future difficulty in obtaining insurance also could impair our ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage.  Accordingly, our failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit our operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on our business, financial condition and results of operations.  We have been successful in obtaining sufficient surety bonds, letters of credit or other financial assurances and have maintained adequate insurance coverage.  Accordingly, we have not experienced significant costs or recoveries stemming from an inability to secure financial assurances or insurance.  While we are subject to market conditions as it relates to the cost of surety bonds, letters of credit or other financial assurances, we don’t anticipate nor do we have any indication that the costs to obtain these assurances will have a material effect on our operations and cash flows in the near-term.  We are also subject to market conditions as it relates to the cost of insurance which is further affected by our claims history.  We don’t anticipate, nor do we have any indication that the costs for, or our ability to obtain or retain, insurance are at risk or at costs that would preclude us from being competitive or impede our current or future operations.

We expect to engage in further acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of our business, and we may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated

Our growth strategy is based, in part, on our ability to acquire other waste management businesses.  The success of our acquisition strategy will depend, in part, on our ability to:

•                  identify suitable businesses to buy;

•                  negotiate the purchase of those businesses on acceptable terms;

•                  complete the acquisitions within our expected time frame;

•                  improve the results of operations of the businesses that we buy and successfully integrate their operations into our own; and

•                  respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

We may fail to properly complete any or all of these steps.  Many of our competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than we do.  Increased competition may reduce the number of acquisition targets available to us and may lead to unfavorable terms as part of any acquisition, including high purchase prices.  If acquisition candidates are unavailable or too costly, we may need to change our business strategy.  Our integration plan for acquisitions will contemplate certain cost savings, including the elimination of duplicative personnel and facilities.  Unforeseen factors may offset the estimated cost savings or other components of our integration plan in whole or in part and, as a result, we may not realize any cost savings or other benefits from future acquisitions.  Further, any difficulties we encounter in the integration process could interfere with our operations and reduce our operating margins.  Even if we are able to make acquisitions on advantageous terms and are able to integrate them successfully into our operations and organization, some acquisitions may not fulfill our strategy in a given market due to factors that we cannot control, such as market position or customer base.  As a result, operating margins could be less than we originally anticipated when we made those acquisitions.  In such cases, it may change our strategy with respect to that market or those businesses and we may decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital, intangible or landfill assets.  We have been successful in identifying, negotiating and integrating various acquisitions in markets we currently serve and new markets we have entered.  At the end of 2008, disruptions in the financial markets impacted our valuation and ability to fund significant acquisitions.  However, in March and June 2009 we successfully raised equity and applied the net proceeds there from to borrowings under our U.S. long-term debt facilities.  With our recent acquisition of WSI, we remain confident that we can continue to execute our acquisition strategy in the near-term and foreseeable future and that the risk of identifying, negotiating and integrating these acquisitions is low.

Future acquisitions may increase our capital requirements

We cannot be certain that we will have enough capital or that we will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any waste management businesses that we want to acquire.  Acquisitions will generally increase our capital requirements unless they are funded from excess free cash flow(B), defined as free cash flow(B) in excess of dividends declared.  Acquisitions financed with debt or equity capital will result in higher long-term debt or equity amounts recorded on our condensed consolidated balance sheet.  Higher debt levels can increase our borrowing rates and will increase interest expense due to higher levels of outstanding indebtedness.  Higher interest expense will serve to reduce current income tax expense or preserve loss carryforwards.  Based on current economic conditions, we remain optimistic that capital will be available, on reasonable terms, to allow us to execute our acquisition growth strategy and that a significant portion of our acquisitions will be funded from excess free cash flow(B), thereby reducing the need for additional capital.

We may be unable to successfully manage our growth

Our growth strategy will continue to place significant demands on our financial, operational and management resources.  In order to continue our growth, we may need to add administrative, management and other personnel, and make additional investments in operations and systems.  We cannot provide assurance that we will be able to find and train qualified personnel, or do so on a timely basis, or expand our operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.  We have, however, been successful in managing our growth and its demands on our financial, operational and management resources to date.  We remain confident that we can continue to manage our growth as we expand our operations, management and financial resource requirements.  At present, we deem the risk of managing our growth to be low.

The acquisition of WSI may not be accretive and may cause dilution to our earnings per share, which may negatively affect the market price of our shares

We expect that the acquisition of WSI will be accretive to earnings per share, after taking into account transaction costs, within two years from completion of the acquisition.  This expectation is based on estimates that may materially change.  We could also encounter additional transaction and integration related costs or other factors, such as the failure to realize all of the benefits anticipated.  All of these factors could cause dilution to our earnings per share or decrease or delay the expected accretive effect of the acquisition and cause a decrease in the price of our shares.  Based on transaction and restructuring costs incurred since the closing of the acquisition, we don’t foresee the continuing impact of these costs having a material impact on our operating results.  Additionally, we are recognizing synergies expected from the acquisition at a rate that is at or above our expectations.  Accordingly, we deem the risk of a negative impact on the market price of our shares to be low.

We may lose contracts through competitive bidding or early termination

We derive a portion of our revenue from municipal contracts that require competitive bidding by potential service providers.  Although we intend to continue to bid on municipal contracts and to re-bid our existing municipal contracts, such contracts may not be maintained or won in the future.  We may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to us or at all.  These requirements may limit our ability to bid for some municipal contracts and may favor some of our competitors.

We also derive a portion of our revenue from non-municipal contracts, which generally have a term of three to five years.  Some of these contracts permit our customers to terminate them before the end of the contractual term.  Any failure by us to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in our operating revenue and earnings.  Contract losses may also make certain capital assets obsolete before they have exhausted their useful lives.  We may have no choice but to sell the assets in the open market at prices that differ from their recorded amounts, which could result in significant gains or losses on the assets disposition.  However, because we operate in various geographical locations throughout Canada and the U.S., we have generally been successful in obtaining new contracts at a faster pace than the pace of loss.  Accordingly, our organic growth has historically been positive and we expect this trend to continue.

We depend on third-party disposal customers at our landfills and we cannot assure you that we will maintain these relationships or continue to provide services at current levels

Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations.  As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations.  The loss of third-party disposal customers could reduce our revenues and profitability.  For the year ended December 31, 2010, approximately 57.0% of the total tonnage received by our landfills was derived from the disposal of waste received from third-party disposal customers.  Accordingly, we depend on maintaining a certain level of third-party disposal customers at our landfills so we can continue operating our landfills at profitable levels.

We cannot assure you that we will maintain our relationships or continue to provide services to any particular disposal customer at current levels.  We also cannot assure you that third-party customers will continue to utilize our sites and pay acceptable gate rates that generate acceptable margins for us.  Decreases could occur if new landfills open, if our existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if we are unable to increase our gate rates to correspond with an increasing cost of operations.  In addition, new contracts for disposal services entered into by us may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline.  We have been successful in maintaining relationships with our disposal customers and are cognizant of the geographical proximity of our landfills to alternative disposal sites, the competitive pressures faced in each market, and the economic environment in each market.  While there are always changes to the composition of our external customer mix, we have not experienced declines in volumes that are so pervasive that they have caused us to question the operating or financial viability of our landfills.  In our U.S. northeast operations, the most recent economic slowdown resulted in us receiving less landfill volumes.  Accordingly, we have directed certain waste volumes collected in Canada to certain landfills in the U.S. northeast to alleviate some of our reliance on third-party volumes.  As outlined above, one of our goals is to optimize the asset mix in this segment with a view to limiting our reliance on third party volumes.

Our Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations

Our Canadian operations are concentrated in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and are susceptible to those markets’ local economies, regulations and seasonal fluctuations.  Our U.S. operations are concentrated in the northeastern and southern U.S. and are susceptible to those regions’ local economies, regulations and seasonal fluctuations.  We operate in the following twelve states: Florida, Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania, Maryland and Illinois, as well as the District of Columbia.

We derived more than 16.0% of our revenue during 2010 and 21.3% of our revenue for 2009 from services provided in Texas, and more than 18.8% of our revenue during 2010 and 25.3% of our revenue for 2009 from services provided in New York.  With the addition of WSI in July 2010, we also derived more than 8.2% of our revenue from services provided in Florida for the six month period ended December 31, 2010.  Accordingly, economic downturns in Texas, New York, and Florida, and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on our business, financial condition and results of operations.

In addition, seasonality may temporarily affect our revenues and expenses.  We generally experience lower construction and demolition debris volumes during the winter months when the construction industry is less active.  Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of collection operations.  Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry by lowering the volumes of waste handled in our landfills.

Over last couple of years, our business has been hampered by the economic slowdown, most notably in the U.S. northeast.  While economic challenges still remain, one of our goals is to optimize the asset mix in this segment with a view to limiting our reliance on third party volumes.

Revenues generated under municipal contracts with New York City represented 3.4% of our consolidated revenues in 2010. Termination, modification or non-renewal of such contracts could have a material adverse effect on our business, results of operations and financial condition

We attribute 3.4% of our consolidated revenue in 2010 and 4.3% of our consolidated revenue in 2009 to our municipal contracts with New York City.  On November 1, 2008, two of these contracts were renewed by New York City for three years and included two one-year renewal options at the City’s option.  New York City recently issued bids with respect to these two contracts.  In February 2011, we responded to the bids and in September 2011 we received a Notice of Award from the New York City Department of Sanitation to extend our interim Brooklyn contracts for a three year term.  As with prior contracts, contracts with New York City can be terminated by the City upon 10 days’ notice.  If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue. Such a loss could have an adverse effect on our business, financial condition and results of operations.

In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City’s reliance on private transfer stations, such as the ones we operate in New York City. While the plan is preliminary and has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste.  Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste.  We have and will continue to make proposals as requested by the City until the City decides on the final plan and contractors.  If New York City implements changes to this system, it is possible that our existing contracts with the City would be modified, terminated or would not be renewed.

We remain vigilant in our communication with City officials to ensure we continue to meet the needs of the City and remain compliant with the terms of the contracts we service.  We believe that we have the right compliment of employees to continue to execute on this deliverable and we are not aware of any impediments that would jeopardize our belief.

Some of our employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize our employees could divert management’s attention from its business or increase its operating cost

As of December 31, 2010, approximately 1,900, or 29.2%, of our employees were covered by collective bargaining agreements. These collective bargaining agreements expire through 2015 and have terms ranging from three to five years, except for one which has a one-year renewal.

The negotiation or renegotiation of these agreements could divert management’s attention away from other business matters.  If we are unable to negotiate acceptable collective bargaining agreements, we may have to wait through “cooling off” periods, which are often followed by union initiated work stoppages, including strikes.  Unfavorable collective bargaining agreements, work stoppages or other labor disputes may result in increased operating expenses and reduced operating revenue.  We believe that we have good relationships with our unions and have a history of negotiating contracts that don’t impede our ability to manage our business and or impose undue costs on us.  We remain confident that we can continue to successfully negotiate union contracts efficiently and without the contracts being cost prohibitive.

Fluctuating fuel costs impact our operating expenses and we may be unable to fully offset increased diesel fuel costs through fuel surcharges

The price of diesel fuel is unpredictable and fluctuates based on events outside of our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.  We need a significant amount of fuel to operate our collection and transfer trucks, and any price escalations will increase our operating expenses and could have a negative impact on our consolidated financial condition, results of operations and cash flows.  From time to time, in accordance with the terms of most of our customer contracts, we attempt to offset increased fuel costs through the implementation of fuel surcharges. However, we may be unable to pass through all of the increased fuel costs due to the terms of certain customers’ contracts and market conditions.  We have entered into a series of fuel hedges in both Canada and the U.S. with a view to limiting our exposure to fluctuating diesel fuel prices and to reduce operating cost variability.  While we have been successful in recovering rising diesel fuel costs from our customer base, not all of our contracts permit us to pass along increasing diesel fuel costs.  Accordingly, entering into fuel hedges that effectively offset increasing diesel fuel costs where recoverability is limited allows us to stay operating cost variability.  We remain confident that we can continue to pass along rising diesel fuel costs or enter into fuel hedges to mitigate a portion of our exposure to fluctuations in our operating costs resulting from changes in diesel fuel prices.

Our revenues will fluctuate based on changes in commodity prices

Our recycling operations process for sale certain recyclable materials, such as OCC, paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations.  Our results of operations may be affected by changing prices or market requirements for recyclable materials.  The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to changes in economic conditions and numerous other factors beyond our control.  These fluctuations may affect our consolidated financial condition, results of operations and cash flows.  From time to time we have entered into commodity swaps for OCC with a view to limiting our exposure to fluctuating OCC prices.  We believe our sources of revenues are sufficiently diversified to inherently limit our exposure to commodity price fluctuations that could have a significant impact on our revenues and earnings.

We depend on members of our management team and if we are unable to retain them, our operating results could suffer

Our future success will depend on, among other things, our ability to keep the services of our management and to hire other highly qualified employees at all levels.  We compete with other potential employers for employees, and we may not be successful in hiring and keeping the services of executives and other employees that we need.  The loss of the services of, or the inability to hire, executives or key employees could hinder our business operations and growth.  We believe that we have good relationships with our management and their teams and offer each the opportunity to share in our success.  We structure our compensation plans to ensure we offer competitive remuneration and we regularly provide feedback and support to, and amongst, our managers to ensure they have the appropriate tools to successfully complete their required functions.  We remain confident that we can continue to retain and attract top talent without interruption or significant impact on our operating results.

We may record material charges against our earnings due to any number of events that could cause impairments to our assets

In accordance with U.S. GAAP, we capitalize certain expenditures and advances relating to disposal site development and expansion projects.  Events that could, in some circumstances, lead to impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If we determine that a development or expansion project is impaired, we will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that we estimate will be recoverable, through sale or otherwise.  We also carry a significant amount of goodwill on our condensed consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events.  We may be required to incur charges against earnings if we determine that certain events (such as a downturn in the recycling commodities market) could potentially cause the carrying value of our assets to be greater than their fair value, resulting in goodwill impairment.  Any such charges could have a material adverse effect on our results of operations.  We have been successful in the development and expansion of our landfills and related projects.  From time to time, we will expense certain capitalized amounts, however these amounts have not historically been significant.  We remain confident that signs of economic stabilization have and are continuing to occur and we don’t foresee any near-term impairment(s) that would result in a significant charge to our operations.

Our insurance coverage may not be sufficient to cover all losses or claims that we may incur

We seek to obtain and maintain, at all times, insurance coverage in respect of our potential liabilities and the accidental loss of value of our assets from risks, in those amounts, with those insurers, and on those terms we consider appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations.  However, not all risks are covered by insurance, and we cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving our assets or operations.  We have been successful in securing insurance at commercially reasonable rates and on a basis which has been sufficient to cover our primary operating losses and claims.  We are not aware, nor do we have any indication, that our insurance coverage is or would be insufficient.

Governmental authorities may enact climate change regulations that could increase our costs to operate

Environmental advocacy groups and regulatory agencies in Canada and in the U.S. have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change.  As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions.  The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect our collection and disposal operations.  As an example, certain jurisdictions in which we operate are contemplating air pollution control regulations that are more stringent than the existing requirements.  Changing environmental regulations could require us to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make our operations less profitable, which could adversely affect our results of operations.  While governmental authorities may enact regulations that increase our cost of operations, it is unlikely that an increase in the cost of operations would be isolated to us.  Accordingly, the management of waste, and the companies that participate in its management are all subject to the same governmental regulation resulting in no one company being any more or less advantaged or disadvantaged than the other.  We may also have opportunities to earn environmental credits at our facilities that convert methane gas to energy.  We remain confident that we could recover increasing operating costs should regulations change that increase those costs.

Our business is highly competitive, which could reduce our profitability or limit our growth potential

The North American waste management industry is very competitive.  We face competition from several larger competitors and a large number of local and regional competitors.  Some of our competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price.  Because companies can enter the collection segment of the waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry.  We face competition from these businesses in the markets and regions we currently serve.

Similar competition may exist in each location into which we try to expand in the future.  In addition to national and regional firms and numerous local companies, we compete in certain markets with those municipalities that maintain waste collection or disposal operations.  These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

In each market in which we operate a landfill, we compete for solid waste business on the basis of disposal or ‘‘tipping’’ fees, geographical location and quality of operations.  Our ability to obtain solid waste business for our landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste.  In markets in which we do not operate a landfill, our collection operations may operate at a disadvantage to fully integrated competitors.  In markets where we are not able to assemble, or have yet to assemble, a vertically integrated suite of assets, we strive to obtain market influence.  Generally, we are either the number one, two or three operator in every market we conduct business in.  We deem profitability and growth risk as low.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to our landfills operating at a reduced capacity or force us to charge lower rates

Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

• reducing waste at the source, including recycling and composting;

• prohibiting disposal of certain types of waste at landfills; and

• limiting landfill capacity.

Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

•          requiring counties, regions, cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

•          prohibiting the disposal of yard waste, tires and other items in landfills.

These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to our landfills operating at a reduced capacity or force us to charge lower prices for landfill disposal services.  While reduced landfill volumes may occur as a result of various waste reduction initiatives, we look to be a partner with the provinces, states and municipalities we operate in to be part of their waste reduction solution.  And while landfill volumes may decline due to waste reduction initiatives effectively causing over-capacity in the market place, in markets where alternative means of disposal do not exist or the costs are prohibitive, landfill pricing could increase.

Operating a vertically integrated suite of assets allows us to run strategies in each market place, which could include, but is not limited to, strategies to protect or grow market share or operating margins.  We don’t perceive this risk to be significant in the near term as this risk may take years to develop any significance.

If our assumptions relating to expansion of our landfills should prove inaccurate, our results of operations and cash flow could be adversely affected

Our estimates or assumptions concerning future cell closure and landfill closure and post-closure costs may turn out to be significantly different from actual results.  In addition, in some cases we may be unsuccessful in obtaining an expansion permit or we may determine that an expansion permit that we previously thought was probable has become unlikely.  To the extent that such events occur at a landfill certain of our cash expenditures for closure could be accelerated, our results of operations and cash flow estimates may be adversely affected and the goodwill associated with the landfill may be subject to impairment testing.  Our management team has a successful track record of successfully obtaining expansion permits.  Any changes to expansion assumptions will be recognized over the remaining life of the landfill site from the date of change in assumption.  Changes to expansion assumptions when a landfill site has many years of permitted operation remaining will have less of an impact on our results of operations than a site with a significantly shorter permitted life.  Many of our landfills are permitted for significant periods of time, such that a change in expansion assumptions limits our exposure to change.  Accordingly, we don’t perceive this risk to be significant at this time.

We routinely make accounting estimates and judgments.  If these are proven to be incorrect, subsequent adjustments could require us to restate our historical financial statements

We make accounting estimates and judgments in the ordinary course of business.  Such accounting estimates and judgments will affect the reported amounts of our assets and liabilities at the date of our financial statements and the reported amounts of our operating results during the periods presented.  Additionally, we interpret the accounting rules in existence as of the date of our financial statements when the accounting rules are not specific to a particular event or transaction.  If the underlying estimates are ultimately proven to be incorrect, or if our auditors or regulators subsequently interpret our application of accounting rules differently, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our historical financial statements.  We remain diligent in our review of accounting rules and regulation.  We work with our auditors on all significant accounting matters and perform various internal reviews and complete various internal procedures to ensure we remain compliant.

The adoption of new accounting standards or interpretations could adversely affect our financial results

Our implementation of and compliance with changes in accounting rules and interpretations could adversely affect our operating results or cause unanticipated fluctuations in our results in future periods.  The accounting rules and regulations that we must comply with are complex and continually changing.  While we have prepared our financial statements in accordance with U.S. GAAP, we cannot predict the impact of future changes to accounting principles on our financial statements going forward.

If we identify deficiencies in our internal control over financial reporting, we could be required to restate our historical financial statements

We may face risks if there are deficiencies in our internal control over financial reporting and disclosure controls and procedures.  Any deficiencies, if uncorrected, could result in our financial statements being inaccurate and result in future adjustments or restatements of our historical financial statements, which could adversely affect our business, financial condition and results of operations.  We cannot predict the impact a deficiency in our internal controls over financial reporting could have on our financial statements.

Risks and uncertainties related to an investment in shares

Future issuances of shares will be dilutive to existing shareholders

We are authorized to issue an unlimited number of shares, an unlimited number of special shares and an unlimited number of preferred shares issuable in series for that consideration and on those terms and conditions as shall be established by the Board of Directors, generally without the approval of shareholders.  Existing shareholders have no pre-emptive rights in connection with such further issues.  Subject to rules of the Toronto and New York stock exchanges requiring shareholder approval, we may make future acquisitions or enter into financings or other transactions involving the issuance of our securities which may be dilutive to existing shareholders.  Sales or issuances of substantial amounts of shares, or the perception that such sales could occur, may adversely affect prevailing market pricing for shares.

Shares are publicly traded, and are subject to various factors that could make share price volatile

From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the shares for reasons unrelated to our performance.  The market price of shares may fluctuate based on a number of factors, including our operating performance, the public’s reaction to our press releases, the arrival and departure of key personnel and changes in our guidance.

Payment of dividends is subject to the discretion of the Board of Directors

Dividends paid by us may fluctuate.  The payment of dividends is subject to the discretion of the Board of Directors, and our dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, our free cash flow(B), general business conditions, financial requirements for our operations and our execution of our growth strategy, the terms of our existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario) for the declaration and payment of dividends and other factors that the Board of Directors may in the future consider to be relevant.

We are a “foreign private issuer” in the U.S. and we are permitted to file less information with the U.S. Securities and Exchange Commission than a company incorporated in the U.S.  Accordingly, there may be less information about us than publicly available from a company incorporated in the U.S.

As a “foreign private issuer” we are exempt from rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act.  In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the “SEC”) as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information.  In addition, we are permitted, under a multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements.  Accordingly, there may be less information concerning us publicly available than there is for U.S. public companies.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses More than 50% of our total assets are located in the U.S.  In order to maintain our current status as a foreign private issuer under U.S. securities laws, a majority of our shares must be either directly or indirectly owned by non-residents of the U.S.  We may in the future lose our foreign private issuer status if a majority of our shares are held by residents of the U.S.  The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the MJDS.  If we were not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.  In addition, we may lose the ability to rely upon exemptions from New York Stock Exchange (“NYSE”) corporate governance requirements that are available to foreign private issuers.  Finally, if we lose our foreign private issuer status, to the extent that we were to offer or sell our securities outside of the U.S., we would have to comply with the generally more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future and create a higher likelihood that investors would require us to file resale registration statements with the SEC as a condition to any such financings.  While we contend that losing our MJDS filing status will result in additional costs and expense, we don’t believe the costs will be significant.  In addition, various former WSI employees who held certain responsibilities for compliance with U.S. regulatory authorities have continued with the Company which we believe will limit our exposure to increasing costs.

Because we are an Ontario company, certain civil liabilities and judgments may not be enforceable against us

We are organized under the laws of the Province of Ontario, Canada, and certain of our directors and officers are residents of Canada.  Consequently, it may be difficult for U.S. investors to affect services of process within the U.S. upon us or upon our directors or officers, or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under the Exchange Act.  Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions.

Environmental Matters

Environmental charter and mandate

We have an environmental, health and safety committee (the “committee”) and its primary purpose is to assist the Company’s board of directors in fulfilling its oversight responsibilities in relation to the following:

•                  establish and review of safety, health and environmental policies, standards, accountability and programs;

•                  manage and oversee the implementation of compliance systems;

•                  monitor the effectiveness of safety, health and environmental policies, systems and monitoring processes;

•                  receive audit results and updates from management with respect to health, safety and environmental performance;

•                  review the annual budget for safety, health and environmental operations;

•                  commission and review reports, including external audits, on the nature and extent of any compliance and non-compliance with environmental and occupational health and safety policies, standards and applicable legislation and establishing plans to correct deficiencies, if any;

•                  matters customarily performed by the committee; and

•                  addressing any additional matters delegated to the committee by the Company’s board of directors.

The committee consists of no less than three directors.  Its members and its Chair will be appointed annually by the board of directors, on the recommendation of the governance and nominating committee.

The board of directors may fill vacancies in the committee by election from its members, and if and whenever a vacancy shall exist in the committee, the remaining members may exercise all of its powers so long as a quorum remains in office.

The Company’s secretary shall, upon the request of committee chairman, any member of the committee or the Vice-Chairman and Chief Executive Officer of the Company, call a meeting of the committee.  Any member of the committee may participate in the meeting and the committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at meetings of the committee.  The committee shall keep minutes of its meetings which shall be submitted to the board of directors.

To carry out its oversight responsibilities, with respect to the environment, the responsibilities of the committee will be:

•                  to review and recommend to the board of directors, for approval, environmental policies, standards, accountabilities and programs for the Company, and changes or additions thereto, in the context of competitive, legal and operational considerations;

•                  to commission and review reports, including external audits, on the nature and extent of compliance or any non-compliance by the Company with environmental policies, standards and applicable legislation and plans to correct deficiencies, if any, and to report to the board of directors on the status of such matters;

•                  to review such other environmental matters as the committee may consider suitable or the board of directors may specifically direct.

The committee will regularly report to the board of directors on:

•                  compliance with safety, health and environmental policies;

•                  the effectiveness of safety, health and environmental policies; and

•                  all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

The committee will annually review and evaluate the adequacy of its charter and recommend any proposed changes to the governance and nominating committee.

The committee may, without seeking approval of the board of directors or management, select, retain, terminate, set and approve the fees and other retention terms of any outside advisor, as it deems appropriate.  The Company will provide for appropriate funding, for payment of compensation to any such advisors, and for ordinary administrative expenses of the committee.

Environmental policies (excluding critical accounting policies)

Our environmental health and safety policy requires that we complete a thorough review of the environmental health and safety risks associated with acquisition candidates, or assumption, essential to ensure that the status of compliance with laws, regulations, permits or other legal instruments is understood to the best of our knowledge prior to completing the acquisition, or assumption.  This policy establishes the requirement and responsibility for conducting environmental health and safety due diligence reviews of acquisition candidate companies, joint-ventures, building or land leases, buildings or land acquisition, third party storage facilities and assumption including environmental health and safety provisions of facility operating contracts or other obligations being assumed.  The policy further requires a review and assessment of the structural integrity of buildings and tipping floors of buildings where waste will be placed.

Our third party transfer and disposal sites policy addresses waste disposal by us at third party transfer stations, landfills, recycling facilities and other processing and disposal facilities.  These facilities receive wastes and recyclable material collected by us from our customers and in some instances generated by us in the operation of our business.  Internally generated wastes include general waste and recyclable material, used oils and lubricants, leachate, condensate, batteries, solvents, used tires, scrap metals and other wastes.  To ensure that the third party facilities used by us do not impact our business, or our environmental or health and safety record, the third party facilities must meet an acceptable operational and regulatory compliance requirement as set forth by us.  Third party facilities that do not meet the acceptable minimum standards will not be used, unless approved by certain senior management.

Our nuisance wildlife management policy addresses guidelines for managing nuisance wildlife.

Policy development

In the development of any policy, including but not limited to environmental policies, management input drives the core content for all policies.  Our internal audit function provides the necessary administrative support for documenting management’s intent and maintaining the policies.  Policy owners are identified and referenced in the policy itself and will drive the input to their policies.  Ownership and input is primarily determined by the core functional nature (e.g. finance, human resources, environmental) of the policy and by the constituency impacted.

A policy may be developed or refined as the result of a significant event that permanently changes the way we operate or report financial results.  When a significant event occurs, relevant management, together with the policy owner, will determine whether a new policy should be developed or an existing policy updated.

The company level policies must meet or exceed the TSX and NYSE guidelines for corporate governance.  Policy content must be specific enough to provide adequate and effective internal controls, and general enough to ensure that adherence by all locations is realistic, regardless of size.  Special care is given to ensure policies are concise and focused on the essential requirements of management and regulatory authorities.  Both the policy owner and executive management must approve all new policies and changes to existing policies.  The audit committee and/or board of directors is also charged with reviewing company level policies (i.e. disclosure, code of conduct) and changes to existing policies or new policy requests.

Once a policy is finalized and approvals are obtained, the most up-to-date version of each policy is maintained internally in electronic and printed formats.  A printed copy of all policies is made available and maintained at each location.  As policies are updated and disseminated, it is the responsibility of each department head and/or field management to maintain the most current policies and communicate them to the employees at their respective location(s).

Policy owners review their respective policies, at least annually, and update the content as necessary.  Requests for new policies or permanent changes to existing policies are communicated to internal audit.  The internal audit department will review the request and present it to the relevant policy owner for evaluation.  An inventory of existing policies is maintained on our Intranet site and will be referred to when deciding whether to add or change a policy.

Legislation and governmental regulation

We are subject to extensive legislation and governmental regulation that may restrict or increase the cost of our operations.

Our equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters.  These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, including carbon or green house gas emissions, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.  In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict our operations and growth.

Our compliance with regulatory requirements is costly.  We may be required to enhance, supplement or replace our equipment and facilities and to modify landfill operations and, if we are unable to comply with applicable regulatory requirements, we could be required to close certain landfills or we may not be able to offset the cost of complying with these requirements.  In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate us to spend monies in addition to those currently accrued.

Extensive regulations govern the design, operation, and closure of landfills.  For example, in October 1991, the U.S. Environmental Protection Agency (“EPA”) established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended.  If we fail to comply with the Subtitle D regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties.  Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over us.  The financial obligations arising from any failure to comply with the Subtitle D regulations could harm our business and operating results.  Similar minimum requirements, including the requisite obligations, exist for solid waste landfills operating in Canada, which are governed by the respective provincial jurisdiction in which the landfill is located.

Certain of our waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries.  In the future, our collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste.  Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states.  If this or similar legislation is enacted in states in which we operate, it could have an adverse effect on our operating results, including our landfills that receive a significant portion of waste originating from out-of-state.  In addition, we believe that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states’ landfills.

Certain collection, transfer, and landfill operations may also be affected by “flow control” legislation.  Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by us.

In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the “Business Integrity Commission”), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees.  The need for review by the Business Integrity Commission could delay our consummation of acquisitions in New York City, which could limit our ability to expand our business in this region.

From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills.  For example the province of Quebec and Manitoba introduced a disposal levy payable to the province for all solid waste disposed of at a landfill.  Accordingly, these levies may discourage the delivery and disposal of solid waste at landfills we operate in these provinces.  While we have been successful in passing these additional levies along to our customers, if additional fees are imposed in these or other jurisdictions in which we operate, and we are not able to pass the fees through to our customers, our operating results would be negatively affected.

We must comply with the requirements of federal, provincial, and state legislation related to worker health and safety.  These requirements can be onerous and require the employer to provide a safe workplace and require that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task.  Our compliance with these regulatory requirements is costly.  We may be required to enhance, supplement or replace equipment and or facilities.  If we are unable to comply with these regulatory requirements, we could be required to close certain facilities.  Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which we are subject, could require us to make significant expenditures or otherwise affect the way we operate our business, and could affect our financial condition and results of operations.

Environmental regulation and litigation

We may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odours, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible.  We may also be subject to court challenges of our operating permits.

Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit.  Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorneys general may also attempt to revoke or deny renewal of our permits, franchises or licenses for violations or alleged violations of environmental laws or regulations.  Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which we operate and to impose monetary penalties.  Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with our operations.

From time to time, we have received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that our operations are not in compliance with our permits or certain applicable environmental or land use laws or regulations.  We will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices.  However, we may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings.  Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for our services, and negatively impact results from operations.  A significant judgment against us, the loss of a significant permit or license or the imposition of a significant fine could also affect our financial condition and results of operations.

Our future compliance with landfill gas management requirements under the U.S. Clean Air Act of 1970, as amended, and provincial gas management legislation in Canada, may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

We may have liability for environmental contamination associated with our current and former facilities as well as third party facilities. We may also be susceptible to negative publicity if we are identified as the source of potential environmental contamination.

We could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated our properties, including soil or water under our properties, or if such substances from our properties contaminate or have contaminated the properties of others.  We could be liable for this type of contamination even if the contamination did not result from these activities or occurred before we owned or operated the properties.  We could also be liable for such contamination at properties to which we transported such substances or arranged to have hazardous substances transported, treated or disposed.  Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that the we could have to pay all recoverable damages, even if we did not cause or permit the event, circumstance or condition giving rise to the damages.  Moreover, many substances are defined as “hazardous” under various environmental laws and their presence, even in minute amounts, can result in substantial liability.  While we may seek contribution for these expenses from others, we may not be able to identify who the other responsible parties are and we may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford contribution.  If we incur liability and if we cannot identify other parties whom we can compel to contribute to our expenses and who are financially able to do so, our financial condition and results of operations may be impacted.

In addition, we have previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities.  These businesses may have released substances into the soil or groundwater.  They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater.  Depending on the nature and business of these acquisitions, and other factors, we could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable.  Any indemnities or warranties we obtained or obtain in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons.  Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

We could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges.  Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect our financial condition and results of operations.

The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an “Inactive Hazardous Waste Disposal Site”.  In the second quarter of 2009, the Department of Environmental Conservation reclassified the site to one which no longer presents a significant threat to public health or the environment.   The reclassification is the result of recently completed remedial construction activities.

Climate Change Risk

We believe we are exposed to regulatory risks related to climate change because we operate in one of the most heavily regulated industries in North America.  The addition of increased regulations for the management of Green House Gases (“GHG”), particularly methane as a component of landfill gas, has been anticipated in the U.S. and in Canada.  We believe we are well positioned to manage these changes without severe impact to our operations.  The management of landfill gas generated at our landfills has been an integral part of our operations for many years and the associated costs required to manage this gas is contemplated in the development of our landfill asset amortization rates and asset retirement obligations.

We expect and encourage further strengthening of regulations related to our industry and we are committed to ensuring our operations meet and, where possible, exceed those requirements.  While meeting an ever-increasing regulatory regime can be costly, we proactively undertake initiatives to manage our GHG obligations to minimize those costs in an environmentally conscious manner.

We have taken action to manage regulatory risks and as one of North America’s largest environmental services companies, we have extensive experience and resources needed to operate in a highly regulated industry with strict legislation.  In addition to meeting and exceeding regulatory expectations for many years, we work constantly to identify best management practices that promote environmental sustainability.

We regularly review regulatory risks by qualified internal and external personnel at the local, regional and national levels.  This means that in all of our communities learning about new and improved methods of managing our services occurs by engaging with regulators and with industry experts to ensure we are always at the forefront of environmental excellence.

We are also exposed to physical risks.  Our operations provide service to various Canadian and U.S. markets and we operate landfills, transfer stations, MRFs and three landfill gas to energy facilities.  In addition, several of our landfills include facilities for the collection and thermal destruction of methane and it is management’s future intention to implement landfill gas recovery systems for other landfills it operates.  Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

We are prepared for and have historically taken steps to minimize the potential impact of extreme events, such as weather, to our operations.  We are also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables.  Any extreme disruption in the supply of such resources could impede our ability to operate efficiently.

We continually review our physical risks as part of regular management operating reviews and, as issues are raised, we adapt our operating processes to minimize potential impacts from these risks.

We are also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues.  We believe that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being.  We encourage these attitudes and beliefs and, as an industry leader, we are well-positioned to assist our customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives.  We are committed to identifying and offering services that can mutually benefit our customers while also addressing their climate change issues.  We regularly review our operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

Financial Information Controls and Procedures

For the three and nine months ended September 30, 2011, there have been no changes to the Company’s internal control over financial reporting that had, or is reasonably likely to have, a material effect on its internal controls over financial reporting.

IFRS

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  We are not required to comply with IFRS as we have elected to report our continuing financial results in accordance with U.S. GAAP.

Definitions of Adjusted EBITDA and Free cash flow

(A) All references to “Adjusted EBITDA” in this MD&A are to revenues less operating expense and SG&A, excluding certain non-operating or non-recurring SG&A expense, on the condensed consolidated statement of operations and comprehensive income.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our board of directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses — SG&A expense includes certain non-operating or non-recurring expenses.  These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses — restructuring expenses includes costs to integrate various operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Amortization — as a non-cash item amortization has no impact on the determination of free cash flow(B).

Net gain or loss on sale of capital assets — proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt — interest on long-term debt is a function of our debt/equity mix and interest rates; as such, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B).

Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B).

Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee — as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B).

Adjusted EBITDA should not be construed as a measure of income or of cash flows.  The reconciling items between adjusted EBITDA and net income are detailed in the condensed consolidated statement of operations and comprehensive income or loss beginning with operating income before restructuring expenses, amortization and net gain or loss on sale of capital assets and ending with net income and includes certain adjustments for expenses recorded to SG&A, which management views as not being indicative of continuing operations.  A reconciliation between operating income and adjusted EBITDA is provided below.  Adjusted operating income and adjusted net income are also presented below.

	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Operating income	$76,221	$54,854	$204,657	$129,681
Transaction and related costs - SG&A	966	2,084	1,739	6,174
Fair value movements in stock options - SG&A	(5,643)	2,730	(4,123)	6,170
Restricted share expense - SG&A	1,028	568	1,381	1,398
Restructuring expenses	73	3,792	1,198	3,792
Adjusted operating income	72,645	64,028	204,852	147,215
Net (gain) or loss on sale of capital assets	(1,092)	50	(2,871)	(381)
Amortization	69,408	62,790	198,694	145,403
Adjusted EBITDA	$140,961	$126,868	$400,675	$292,237

Net income	$40,347	$23,941	$100,052	$60,486
Transaction and related costs - SG&A	966	2,084	1,739	6,174
Fair value movements in stock options - SG&A	(5,643)	2,730	(4,123)	6,170
Restricted share expense - SG&A	1,028	568	1,381	1,398
Restructuring expenses	73	3,792	1,198	3,792
Interest on long-term debt	—	2,409	—	2,409
Net (gain) or loss on financial instruments	(1,528)	(1,498)	(3,883)	(3,248)
Other expenses	32	586	827	644
Net income tax expense or recovery	(170)	(2,083)	(183)	(2,635)
Adjusted net income	$35,105	$32,529	$97,008	$75,190

(B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of operating performance (see page 13).  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared, and is therefore unlikely to be comparable to similar measures used by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this MD&A have the meaning set out in this note.